PROSPECTUS                                       FILE PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-52825

                                1,500,000 SHARES

                                 GLIATECH LOGO
                                  COMMON STOCK
                          ---------------------------
     All of the 1,500,000 shares of Common Stock, $0.01 par value per share (the "Common Stock"), offered hereby are being issued and sold by Gliatech Inc. ("Gliatech" or the "Company"). The Common Stock is quoted on the Nasdaq National Market under the symbol "GLIA." On June 18, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $13.00.
                          ---------------------------
                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                          ---------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                                                  UNDERWRITING
                                           PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                            PUBLIC               COMMISSIONS(1)             COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................          $12.00                   $0.72                    $11.28
Total (3).........................       $18,000,000               $1,080,000              $16,920,000
=============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated to be $410,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase an aggregate of up to 225,000 additional shares at the Price to Public less Underwriting Discounts and Commissions to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $20,700,000, $1,242,000, and $19,458,000, respectively. See "Underwriting."

                          ---------------------------

     The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, and subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that the delivery of certificates for the shares will be made at the offices of Cowen & Company, New York, New York on or about June 24, 1998.
                          ---------------------------

COWEN & COMPANY

                           FURMAN SELZ

                               VECTOR SECURITIES INTERNATIONAL, INC.

June 19, 1998

[PHOTO]
ADCON-L is a proprietary, resorbable, carbohydrate polymer gel designed to inhibit scarring and adhesions following lumbar surgeries. The Company obtained regulatory clearance in 1995 to affix CE Marking for ADCON-L and currently markets the product in 29 countries outside the U.S. On May 27, 1998, the Company received approval from the FDA to market ADCON-L in the U.S.
[PHOTO]
                              LUMBAR DISC SURGERY
                             WITHOUT USE OF ADCON-L

After surgery, scarring and adhesions may bind and tether the spinal nerve root to surrounding tissues, possibly causing pain and loss of function.

                              LUMBAR DISC SURGERY
                              WITH USE OF ADCON-L
[PHOTO]
ADCON-L is applied around the nerve root and provides a resorbable barrier to inhibit unwanted scarring and adhesions at the surgical site.

                            ------------------------

     ADCON(R) is a registered trademark of the Company. Trade names and trademarks of other companies appearing elsewhere in this Prospectus are the property of their respective holders.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus and in the documents incorporated into this Prospectus by reference. Unless otherwise indicated or the context otherwise requires, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The shares of Common Stock offered hereby involve a high degree of risk. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus. Investors should consider carefully the information set forth under the heading "Risk Factors." As used in this Prospectus, unless otherwise indicated or the context otherwise requires, all references to "Gliatech" or the "Company" include Gliatech Inc. and its wholly owned subsidiaries.

                                  THE COMPANY

     Gliatech is a leader in the research, development and commercialization of proprietary, resorbable, carbohydrate polymer medical devices designed to inhibit surgical scarring and adhesions. The Company has developed its family of ADCON medical devices to be used prophylactically as a barrier between tissues to inhibit scarring and adhesions in all patients undergoing certain surgical procedures. The Company's most developmentally advanced product, ADCON-L, a proprietary, resorbable, carbohydrate polymer gel, is designed to inhibit surgical scarring and adhesions and to reduce postsurgical pain following lumbar surgeries. On May 27, 1998, the Company received a letter from the Food and Drug Administration ("FDA") approving the premarket approval application ("PMA") for ADCON-L, which permits the Company to market ADCON-L in the U.S. As a result, the Company has recently commenced marketing ADCON-L in the U.S. ADCON-L is also being marketed in 29 countries outside the U.S., including the 19 countries which recognize CE Marking. In addition to the ADCON family of medical devices, the Company is pursuing the development of small molecule drug candidates for the treatment of several central nervous system disorders, including Attention Deficit Hyperactive Disorder ("ADHD"), sleep disorders, obesity, anxiety and Alzheimer's Disease ("AD"). The Company is pursuing its AD program through its strategic alliance with Janssen Pharmaceutica, N.V. of Belgium ("Janssen"), a wholly-owned subsidiary of Johnson & Johnson. See "Risk Factors -- Early Commercialization; Uncertainty of Market Acceptance of ADCON Family of Products," "-- Reliance on Third Party for Manufacturing; Comprehensive Regulation of Manufacturing of Products" and "Business -- Government Regulation."

     Surgical scarring is a significant medical problem often resulting in adhesions at the surgical site, thereby binding together tissues, nerves and organs following either open incision or minimally invasive surgery. Scarring and adhesions may lead to many significant postsurgical complications, including recurrent pain and impairment of function following lumbar surgery, infertility following pelvic surgery and limited range of motion following tendon and peripheral nerve surgery of the hand. Excessive scarring also can obstruct access to the surgical site when reoperation is necessary making additional surgery difficult. Due to the differences in the surgical environments in which each of these products would be used, each ADCON product is designed to be adapted for use at different surgical sites. ADCON-L is designed to inhibit scarring and adhesions and reduce postsurgical pain following lumbar surgery. In 1995, approximately 450,000 lumbar surgeries were performed in the U.S. The Company's European clinical trial has shown that approximately 90% of lumbar surgery patients experience a certain amount of scarring following such surgery. This clinical trial also demonstrated that 8% to 44% of patients who received ADCON-L experienced a lower incidence of activity-related pain in the performance of all evaluated activities of daily living.

     The Company is also developing ADCON-P, a proprietary, resorbable, carbohydrate polymer solution, which is designed to inhibit pelvic and gynecological postsurgical scarring and adhesions, which may lead to infertility or difficulty in conceiving. In 1994, approximately 1.3 million gynecological surgeries were performed in the U.S. Independent studies have shown that more than 55% of patients undergoing such surgeries experience some postsurgical scarring and adhesions. The Company has initiated a double-blind, controlled clinical trial and has completed enrollment of 41 patients; 23 patients for evaluation in reoperations to remove adhesions and 18 patients for evaluation in uterine tumor surgeries. Upon completion of the pilot trial, which is currently anticipated to occur in the second half of 1998, the Company intends to submit a request to the FDA to conduct a pivotal clinical trial for ADCON-P. See "Risk Factors -- Early Commercialization; Uncertainty of Market Acceptance of ADCON Family of Products," "-- Uncertainty Related to Development of ADCON Products" and "-- Government Regulation."

     In addition, the Company is developing ADCON-T/N, a proprietary, resorbable, carbohydrate polymer gel, which is designed to inhibit tendon and peripheral nerve postsurgical scarring and adhesions, which may cause recurrent pain and limited range of motion. In 1994, approximately 260,000 tendon and peripheral nerve surgeries were performed in the U.S. The Company has initiated a pivotal clinical trial for ADCON-T/N in the U.S. The pivotal trial is designed to demonstrate that ADCON-T/N inhibits postsurgical scarring and adhesions following carpal tunnel release, the surgical procedure to treat carpal tunnel syndrome after the first surgery has failed.

     The Company is currently marketing ADCON-L and ADCON-T/N outside the U.S. through independent medical device distributors in 29 countries, including the major countries in the European Union. As a result of receiving approval from the FDA, the Company has recently commenced marketing ADCON-L in the U.S. through a network of independent manufacturers' agents with an aggregate sales force of approximately 175 sales representatives who serve the orthopaedic and neurosurgical markets. In addition, the Company signed a development and exclusive license agreement in December 1996 with Chugai Pharmaceutical Co. Ltd. ("Chugai") for the sale of ADCON-L and ADCON-T/N in Japan. Chugai has filed applications requesting regulatory approval to market ADCON-L and ADCON-T/N in Japan. The Company is also in the early stages of development of several other ADCON products, including: ADCON-A, for use in abdominal surgeries; ADCON-I for use in implant/prosthetic surgeries; and ADCON-C for use in cardiac surgeries. In 1994, approximately 2.5 million abdominal surgeries, approximately 1.4 million implant/prosthetic surgeries and approximately 1.0 million cardiac surgeries were performed in the U.S.

     In addition to developing its ADCON family of products, the Company is engaged in the discovery and development of therapeutic products for its Cognition Modulation program and AD program. The Company is pursuing these therapeutic programs by engaging in the research and development of small molecule drug candidates for the treatment of several central nervous system disorders. The Company's Cognition Modulation program is focused on a class of compounds designed to act on the histamine H(3) receptor in the brain which regulates sleep/wakeful states and modulates the level of arousal and alertness. An antagonist to this receptor could lead to enhanced states of alertness and may be used to treat obesity, narcolepsy, ADHD and the cognitive deficit in AD patients. An agonist to the histamine H(3) receptor could reduce levels of wakefulness and arousal, making such an agonist a candidate for use in the treatment of anxiety and insomnia. The Company anticipates that it will identify a lead compound as an antagonist to the histamine H(3) receptor in the second half of 1998 and expects that it will begin human clinical trials with respect to such compound in late 1998. See "Risk Factors -- Early Stage of Development for Therapeutic Programs" and "-- Government Regulation."

     The Company is also engaged in the research and development of therapeutic products for the treatment of AD. In October 1994, the Company entered into an agreement with Janssen (the "Janssen Agreement") to collaborate on the research and development of therapeutic products to treat AD. Pursuant to the Janssen Agreement, the Company has developed a number of high throughput in vitro assay systems that have been used to screen Janssen's pharmaceutical library and has identified several lead compounds. The Company anticipates that lead compounds will be selected for preclinical testing in late 1998. See "Risk
Factors -- Early Stage of Development for Therapeutic Programs" and
"-- Government Regulation."

     The Company was incorporated under the laws of the State of Delaware on August 12, 1987 and commenced operations in 1988. The Company's executive offices are located at 23420 Commerce Park Road, Cleveland, Ohio 44122, telephone number (216) 831-3200.

                                  THE OFFERING

Common Stock offered hereby..................  1,500,000 shares
Common Stock to be outstanding after the
  offering...................................  9,124,848 shares(1)
Use of proceeds..............................  For the funding of the U.S. development of
                                               ADCON-P and ADCON-T/N, for the costs
                                               associated with the market introduction in
                                               the U.S. of ADCON-L, for the continued
                                               research and development of the Company's
                                               drug programs and additional ADCON products,
                                               and for working capital and other general
                                               corporate purposes.
Nasdaq National Market symbol................  GLIA

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                MARCH 31,
                                                          ---------------------------------   -------------------------
                                                            1995        1996        1997         1997          1998
                                                          ---------   ---------   ---------   -----------   -----------
                                                                                                     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues
    Research contracts and licensing fees...............  $   2,217   $   2,855   $   2,954    $     739     $     739
    Product sales.......................................        182         901       1,536          345           512
    Government grants...................................        255         122         410           50           150
                                                          ---------   ---------   ---------    ---------     ---------
      Total revenues....................................      2,654       3,878       4,900        1,134         1,401
  Operating costs and expenses
    Research and development............................      5,107       6,120       6,952        1,855         2,253
    Selling, general and administrative.................      2,599       4,070       4,401        1,070         1,233
    Depreciation and amortization.......................        170         166         293           65            87
    Cost of products sold...............................        123         342         614          125           167
                                                          ---------   ---------   ---------    ---------     ---------
      Total operating costs and expenses................      7,999      10,698      12,260        3,115         3,740
                                                          ---------   ---------   ---------    ---------     ---------
  Loss from operations..................................     (5,345)     (6,820)     (7,360)      (1,981)       (2,339)
  Settlement of claim...................................                             (2,025)
  Interest income, net..................................        360       1,120         824          237           147
                                                          ---------   ---------   ---------    ---------     ---------
  Net loss..............................................  $  (4,985)  $  (5,700)  $  (8,561)   $  (1,744)    $  (2,192)
                                                          =========   =========   =========    =========     =========
  Basic and diluted net loss per common share(2)........  $   (3.28)  $   (0.78)  $   (1.16)   $   (0.24)    $   (0.29)
                                                          =========   =========   =========    =========     =========
  Shares used for purposes of computing net loss per
    common share........................................      1,519       7,313       7,354        7,333         7,451

                                                                       AT MARCH 31, 1998
                                                               ---------------------------------
                                                                 ACTUAL           AS ADJUSTED(3)
                                                               -----------        --------------
                                                                          (UNAUDITED)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........    $  8,042            $  24,552
  Working capital...........................................       7,136               23,646
  Total assets..............................................      11,659               28,169
  Deficit accumulated during the development stage..........     (44,206)             (44,206)
  Total stockholders' equity................................       9,247               25,757

------------------

(1) Excludes an aggregate of 1,107,175 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1998 at a weighted average exercise price of $7.54 per share granted under the Company's stock option plans. An additional 20,000 shares of Common Stock have been reserved for issuance upon the exercise of warrants at an exercise price of $7.50 per warrant, subject to certain adjustments.
(2) See Note A to Consolidated Financial Statements of the Company for information concerning the computation of basic and diluted net loss per common share.
(3) Adjusted to reflect the sale by the Company of the 1,500,000 shares of Common Stock offered hereby at a public offering price of $12.00 per share and the receipt of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Prospective investors in the shares of Common Stock offered hereby should consider carefully the following risk factors, in addition to the other information contained in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those discussed elsewhere in this Prospectus.

EARLY COMMERCIALIZATION; UNCERTAINTY OF MARKET ACCEPTANCE OF ADCON FAMILY OF PRODUCTS

     Since commencement of operations in 1988, the Company has been engaged in the research, development and commercialization of medical devices designed to inhibit postsurgical scarring and adhesions and the research and development of pharmaceutical products for use in the treatment of several central nervous system disorders. Although the Company has entered into agreements with distributors for the sale of ADCON-L and ADCON-T/N in selected European countries and certain other countries outside the U.S., it has generated only limited revenues from such products and no assurances can be given that commercialization of these products will be successful. On May 27, 1998, the Company received approval from the FDA to begin marketing ADCON-L in the U.S. As a result, the Company has only recently commenced marketing ADCON-L in the U.S. The Company's success will depend in part upon the acceptance of the Company's products, in particular, its ADCON family of products, by the medical community, including health care providers, such as hospitals and physicians, and third-party payors. Such acceptance may depend upon the extent to which the medical community perceives the Company's products as a safe, reliable and cost-effective alternative to certain existing products, a few of which are already accepted by the medical community. See "Business -- Competition." In addition, the Company is marketing its ADCON-L medical device outside the U.S. in new packaging, which includes a redesigned applicator, that will require separate U.S. regulatory approval. There can be no assurance that such U.S. approval will be obtained. See "--Government Regulation." There can be no assurance of market acceptance of the new packaging or redesigned applicator in Europe, or, upon approval of such new packaging or redesigned applicator, in the U.S. The market acceptance of the Company's ADCON products is also dependent on the Company's ability to convince surgeons and other medical professionals that the benefits associated with the Company's ADCON products justify the modification of standard medical techniques in order to use the Company's ADCON devices safely and effectively. There can be no assurance that the Company's products will achieve significant market acceptance on a timely basis, if at all. Failure of some or all of the Company's products to achieve significant market acceptance could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

UNCERTAINTY RELATED TO DEVELOPMENT OF ADCON PRODUCTS

     The Company has products other than ADCON-L under development. ADCON-P and ADCON-T/N are in clinical trials in the U.S. No assurances can be given as to when such clinical trials will be completed, or that, if completed, ADCON-P or ADCON-T/N will prove to be safe and effective in such U.S. clinical trials or that required U.S. regulatory approvals or non-U.S. regulatory approvals will be obtained for such products. Even if the Company is able to receive such required regulatory approvals, there can be no assurance as to the extent, if any, that any such product will receive market acceptance. In addition, the Company is conducting preclinical studies with respect to ADCON-A, ADCON-I and ADCON-C. These ADCON products are in a very early stage of development and will require substantial additional research and development, including preclinical studies and extensive clinical trials, before applying for regulatory approval with applicable authorities. There can be no assurance that the Company will be successful in developing these other ADCON products or, if developed, will prove to be safe and effective in clinical trials and receive necessary regulatory approvals. The Company may also encounter problems relating to research, development, manufacturing, distribution and marketing of these products. The failure or inability to address such problems adequately would have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

EARLY STAGE OF DEVELOPMENT FOR THERAPEUTIC PROGRAMS

     The Company is engaged in the discovery and development of therapeutic products for use in the treatment of certain central nervous system disorders. Although several of these therapeutic products are in preclinical evaluation, the products currently under development will require substantial additional research and development, including preclinical studies and extensive clinical trials, before applying for regulatory approval with applicable authorities. There can be no assurance that the Company's research and development activities will lead to the discovery or development of any suitable drugs or drug candidates. The Company has not conducted any clinical trials with respect to any such drug candidates, and accordingly, there can be no assurance that any such drug candidates will prove to be safe and effective. Moreover, the drugs developed or being developed by the Company may prove to have undesirable and unintended side effects or may require complex delivery systems that may prevent or limit their commercial use. Even if the Company is able to develop therapeutic products for use in the treatment of certain central nervous system disorders and even if such therapeutic products receive required regulatory approvals, there can be no assurance as to the extent, if any, that any such product will receive market acceptance. See "-- Government Regulation" and "Business -- Government Regulation."

HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY; FLUCTUATING RESULTS OF OPERATIONS

     The Company is a development stage company that has not generated any material revenues from operations. As a result, the Company has had net operating losses since its inception and expects such losses to continue unless and until such time as revenues are sufficient to fund its operations. The Company has accumulated a deficit of $44.2 million for the period from inception of operations (August 31, 1988) through March 31, 1998. The Company expects to continue to incur losses over at least the next several years and the amount of future net losses and time required by the Company to reach profitability are uncertain. The Company's ability to generate significant revenue and become profitable is dependent in large part on its success in obtaining regulatory approvals or clearances for its products, commercializing ADCON products that have obtained required regulatory approvals, developing and marketing new products, the success of its independent distributors in marketing its products, entering into additional marketing agreements where appropriate, and the ability of its strategic partners to commercialize successfully products incorporating the Company's technologies. There can be no assurance that the Company will generate significant revenue or become profitable on a sustained basis, if at all. In addition, the Company's results of operations have fluctuated in the past on an annual and quarterly basis and may fluctuate significantly from period to period in the future, depending upon a number of factors, many of which are outside of the Company's control. Such factors include the conduct and timing of clinical trials, the timing of government approvals, market acceptance of the Company's products, the success of competitive products, the ability of the Company to enter into strategic alliances with corporate partners, the expenses associated with patent matters, and the timing of expenses related to product launches. Due to one or more of these factors, in one or more future quarters, the Company's results of operations may fall below the expectations of securities analysts and investors. In that event, the market price of the Common Stock of the Company could be materially and adversely affected. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company's future capital requirements will depend on many factors, including the commercial success of its ADCON family of products, the progress of the Company's research and development, the scope and results of preclinical studies and clinical trials, the cost of obtaining regulatory approvals, its success in consummating the strategic alliances required to fund certain of its programs, the rate of technological advances, determinations as to the commercial potential of certain of the Company's product candidates, the status of competitive products and the establishment of additional manufacturing capacity. No assurance can be given that there will not be material adverse changes in the Company's business or in the regulatory environment in which the Company operates that will consume the Company's available capital resources. In addition, the Company will need to raise or obtain substantial additional funds to conduct research and preclinical and clinical trials, to apply for the regulatory approvals necessary to bring additional products to market, and to develop the necessary marketing, distribution and support capabilities required to sell and distribute the Company's products and proposed products. No assurance can be given that additional financing will be available or, if available, that it will be available on satisfactory terms. Any subsequent equity financing could result in dilution to the Company's then existing stockholders. If adequate funds are not available, the Company may be required to scale back or discontinue one or more of its product development programs, or obtain funds through strategic alliances that may require the Company to relinquish rights to certain of its technologies, product candidates or products, if any. The Company expects that its existing capital resources, together with the net proceeds of the offering and the interest earned thereon, will enable the Company to maintain its current and planned operations for at least the next two years. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

DEPENDENCE ON INDEPENDENT DISTRIBUTORS; NO DIRECT SALES FORCE

     The Company has entered into distribution agreements with third-party distributors for its ADCON-L and ADCON-T/N products in 29 countries outside the U.S. In addition, the Company has entered into a development and exclusive license agreement with Chugai, which provides for the sale of ADCON-L and ADCON-T/N in Japan upon receipt of regulatory approval to market such products. As a result of receiving approval from the FDA, the Company has recently commenced marketing ADCON-L in the U.S. through a network of independent manufacturers' agents with an aggregate sales force of approximately 175 sales representatives who serve the orthopaedic and neurosurgical market. The Company has not, to date, engaged in direct marketing or sale of its products. In order to market its product in additional countries and sell any additional products that it may ultimately have available for commercial sale, the Company will need to contract with additional distributors for sales and marketing functions. These distributors are, and the manufacturers' agents will be, independent third parties, who are not employees of the Company and are not directly under the control or supervision of the Company. There can be no assurance that the current relationships with distributors will continue on acceptable terms and conditions to the Company, nor can there be any assurances that the Company's arrangements with independent manufacturer's agents will prove to be satisfactory to the Company or that additional distributorship arrangements with third parties for such functions will be obtained on acceptable terms. Moreover, there can be no assurance that the distributors or agents will devote sufficient time and resources to the Company's products or other products to enable the products to be successfully commercialized. Furthermore, there can be no assurance that the Company will be successful in marketing its ADCON products because the Company does not control the distribution of its products and relies exclusively on third parties for the distribution of its products. Failure of some or all of the Company's products to be successfully and efficiently distributed could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business -- Marketing and Sales."

RELIANCE ON THIRD-PARTY FOR MANUFACTURING; COMPREHENSIVE REGULATION OF MANUFACTURING OF PRODUCTS

     The Company does not have any manufacturing facilities and is currently relying solely on a foreign contractor, European Medical Contract Manufacturing ("EMCM"), a third-party manufacturer located in Nijmegen, The Netherlands, for the supply of ADCON-L, ADCON-P and ADCON-T/N for its commercial or clinical requirements, as the case may be. There can be no assurance that the Company's current manufacturer will comply with all applicable regulatory standards, that such manufacturer will have the capacity to provide the Company with a future supply of products that is adequate to meet the Company's commercialization or clinical requirements or that the Company would be able to identify an alternate source of supply on terms acceptable to the Company.

     Manufacturers of medical devices and drugs also are required to adhere to the FDA regulations setting forth Quality System Regulations requirements ("QSR") for medical devices and Good Manufacturing Practices requirements ("GMP") for drugs, and to similar requirements in other countries, which include requirements relating to product testing and quality assurance as well as the corresponding maintenance of records and documentation. Failure to comply with applicable manufacturing regulations, other applicable regulatory standards, or, where required by law, the standards of International Organization for Standardization ("ISO"), could result in sanctions being imposed on the Company or the manufacturer of its products, including warning letters, fines, injunctions, civil penalties, failure of the FDA or other regulatory authorities to grant premarket clearance or premarket approval of medical devices and drugs, operating restrictions and criminal prosecution. There can be no assurance that the current manufacturer of the Company's products will comply with all applicable regulatory requirements or that the Company would be able to identify new or additional manufacturers for its products on terms acceptable to the Company. The failure of the Company's current manufacturers to comply with applicable regulatory requirements or to make acceptable arrangements for the manufacture of its products could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business -- Manufacturing and Suppliers" and "-- Government Regulation."

DEPENDENCE ON STRATEGIC ALLIANCES

     The Company's strategy for its AD and Cognition Modulation programs entails entering into various arrangements with collaborative partners, licensors, licensees and others for the development, marketing and distribution of products, and is dependent upon the subsequent success of these outside parties in performing their responsibilities. In October 1994, the Company entered into a collaborative agreement with Janssen to research and develop treatments for AD which extends through October 1998. Janssen has retained its right to extend the Janssen Agreement for an additional period of one year. As of March 31, 1998, the Company has received $9.7 million in revenues under the Janssen Agreement. Although the current term of this arrangement does not expire until October 1998 with an optional renewal for one year, there can be no assurance that Janssen will exercise its right to renew the collaboration agreement beyond the current term. See "Business -- Neurologic Drug Development Programs" and "-- The Janssen Agreement." In addition, although the Company is currently funding the development of its ADCON family of products and its Cognition Modulation program independently of strategic partners, the Company may enter into agreements with strategic partners for certain of its ADCON products, other than ADCON-L, and may enter into agreements with strategic partners prior to the completion of clinical trials for therapeutic products relating to its Cognition Modulation program. There can be no assurance that the Company will be able to enter into an agreement with such a strategic partner for such ADCON products or its Cognition Modulation program on acceptable terms, if at all. Furthermore, there can be no assurance that development of such ADCON products, the AD program or the Cognition Modulation program will be successfully completed or that the Company will be able to successfully commercialize the products developed as part of any collaborative efforts for such ADCON products, pursuant to the Janssen Agreement, or as part of any future Cognition Modulation collaborative arrangements. Failure to obtain or maintain strategic alliances, including its alliance with Janssen, or the failure of any such strategic alliances to successfully commercialize such products, could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

UNCERTAINTY OF HEALTH CARE REIMBURSEMENT

     The Company's ability to successfully commercialize its products will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. In addition, in both the U.S. and elsewhere, sales of health care products are dependent on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payers are increasingly challenging the prices charged for medical products and services. There can be no assurance that ADCON-L and the other ADCON products will be considered cost effective or that reimbursement will be available or will be sufficient to allow the Company to sell its products on a competitive basis. There can be no assurance that the Company's business, prospects, financial condition and results of operations will not be materially adversely affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care. For example, in certain international markets the pricing or profitability of health care products is subject to government control. In the U.S., there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. While the Company cannot predict whether any legislative or regulatory proposals or reforms will be adopted, such proposals or reforms could have a material adverse effect on the Company's business, prospects, financial condition or results of operations. Inadequate coverage or reimbursement by government and third-party payers for uses of the

Company's products, particularly ADCON-L, could adversely effect the market acceptance of these products which would have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "-- Early Commercialization; Uncertainty of Market Acceptance of ADCON Family of Products," "-- Government Regulation" and "Business -- Government Regulation."

RELIANCE ON SINGLE SOURCE SUPPLIER

     The Company currently obtains one of its key components for the production of its ADCON products from one supplier. The Company currently has no contractual supply agreement with such supplier. The Company also has developed its own proprietary process to manufacture this key component and is currently manufacturing it on a pilot basis through a contract manufacturer according to QSR requirements. In addition, the Company is pursuing qualification of additional suppliers. There can be no assurance that the current supply of raw materials will continue to be provided on acceptable terms and conditions to the Company, if at all, or that such alternative sources will be successfully located or developed. The failure to obtain adequate supplies from the sole source or to locate or develop alternative supplies could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business -- Manufacturing and Suppliers."

GOVERNMENT REGULATION

     The manufacture and sale of the Company's products are subject to regulation by numerous authorities, principally the FDA, and corresponding state and foreign agencies. The regulatory process is lengthy, expensive and uncertain. Prior to commercial sale in the U.S., most medical devices and new drugs, including the Company's products under development, must be cleared or approved by the FDA. Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA. Product clearances and approvals can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of unforeseen problems following initial marketing. Sales of the Company's products outside of the U.S. are subject to foreign regulatory requirements that may vary widely from country to country. Prior to commercial sale of medical devices in the countries of the European Union, the Company is required to comply with the Essential Requirements of the Medical Devices Directive, which primarily relate to safety and performance, and to undergo conformity assessment certification by a Notified Body in order to qualify for CE Marking. The regulation of drugs in the European Union is subject to a separate and different regulatory framework which requires, among other things, premarket approval by the applicable regulatory agencies before sale of such products. The time required to obtain clearance from a foreign country may be longer or shorter than that required by the FDA or other such agencies, and clearance or approval or other regulatory requirements may differ. There can be no assurance that the Company will be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for any of its products under development, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Moreover, regulatory clearances or approvals for products such as medical devices and new drugs, even if granted, may include significant limitations on the uses for which such products may be marketed. Additionally, product clearances or approvals can be withdrawn for failure to comply with regulatory requirements. In addition, certain material changes to medical devices and drugs also are subject to FDA and other foreign governmental review and approval. For example, the Company is marketing its ADCON-L medical device outside the U.S. in a redesigned applicator that will require separate U.S. regulatory approval. There can be no assurance that any clearances or approvals that are required, will be obtained or that once obtained will not be withdrawn or that compliance with other regulatory requirements can be maintained. In addition, because certain of the Company's products are in research or development phases, the Company cannot accurately predict all relevant regulatory requirements or related issues. Changes in existing laws, regulations or policies and the adoption of new laws, regulations or policies could prevent the Company from, or could affect the timing of, achieving compliance with regulatory requirements, including current and future regulatory clearances or approvals, where necessary. See "-- Risks Associated with International Sales" and "Business -- Government Regulation."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

     The Company intends to market the Company's products in international markets as well as domestically. To date, all of the Company's product sales were generated in international markets. A number of risks are inherent in international transactions. In order for the Company to market its products in Europe, Australia, Canada and certain other non-U.S. jurisdictions, the Company must obtain and maintain required regulatory approvals or clearances and otherwise comply with extensive regulations regarding safety, manufacturing processes and quality. These regulations, including the requirements for approvals or clearances to market, may differ from the FDA regulatory scheme and may be subject to change or modification after the Company has obtained approval or complied with the existing regulatory scheme. There can be no assurance that the Company will obtain or maintain regulatory approvals or clearances in such countries, as the case may be, or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals or clearances, as the case may be. In addition, in the event existing regulations are changed or modified, there can be no assurance that the Company will be able to comply with any such changes or modifications or that such changes or modifications will not result in significant costs to the Company in order to comply with such changes or modifications. Delays in receipt of approvals or clearances to market the Company's products in international countries, failure to receive such approvals or clearances or the future loss of previously received approvals or clearances could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. International sales also may be limited or disrupted by political instability, price controls, trade restrictions and the impositions of or changes in tariffs, any of which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. There can be no assurance that the Company will be able to successfully commercialize its current or future products in any international market. See "-- Government Regulation" and "Business -- Government Regulation."

TECHNOLOGICAL CHANGE

     The field of technology relating to the Company's research and development activities has undergone rapid and significant technological development. The Company expects that the technology associated with the Company's research and development will continue to develop rapidly, and the Company's success will depend in large part on its ability to maintain a competitive position with respect to this technology. Rapid technological development by the Company or others may result in products or processes becoming obsolete before the Company recovers any or all of its research, development and commercialization expenses. Failure of the Company to adapt to or outpace technological development, as the case may be, could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

COMPETITION

     There is substantial competition in the medical device and pharmaceutical industries, both from specialized firms and from major medical device, pharmaceutical, chemical and surgical supply companies. Many of the Company's competitors have product development capabilities and financial and human resources greater than the Company, and have manufacturing, marketing, sales and distribution capabilities that the Company does not have. The Company also competes with universities and other research institutions in the development of technologies and processes and, in some instances, competes with others in acquiring technology from universities and research institutions. There can be no assurance that the Company will be able to produce medical devices or drugs that are commercially viable. Even if the Company achieves significant product commercialization, one or more of the Company's competitors may achieve product commercialization or patent protection earlier or more effectively than the Company. Further, certain products that may compete with the Company's ADCON-P medical device are already marketed in the U.S., such as Interceed and Seprafilm. In addition, the Company's products may be subject to competition from related products developed by competitors or different products developed using technology other than those developed by the Company or based on advances that may render the Company's products less competitive, obsolete or uneconomical. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business -- Competition."

PATENTS, LICENSES AND PROPRIETARY RIGHTS

     The Company's success will depend to a significant extent on its ability to obtain and maintain patent protection for its products and technologies, to preserve trade secrets and to operate without infringing the proprietary rights of others. The patent situation in the field of biopharmaceutical products generally is highly uncertain and involves complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding the breadth of claims allowed in biopharmaceutical patents. Accordingly, there can be no assurance that patent applications filed by or on behalf of the Company will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology. Furthermore, there can be no assurance that others will not independently develop similar technologies or technologies which are superior to those developed by the Company. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any of the Company's potential products can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

     The Company owns three issued U.S. patents, one of which expires in 2014, and two of which expire in 2015, two pending U.S. patent applications, and corresponding foreign patent applications relating to its ADCON products. The issued patents cover compositions included in the ADCON products and methods for their use. Claims directed to related compositions and methods are being pursued in the pending applications.

     The Company has been approached by a third-party regarding the potential infringement, by the ADCON line of products, of two U.S. patents for which the third-party is the licensee. Based upon its investigation, the Company believes that the claims of such issued patents are invalid or not infringed by the ADCON products. There can, however, be no assurance that the Company will not be sued by such third party, and the Company could incur substantial costs and diversion of management resources with respect to the defense of any such lawsuit, which costs and diversion could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, there can be no assurance that infringement of these two patents will not be found to exist, that the Company will not be enjoined from making, using and selling its ADCON products, or that the Company will not be ordered to pay damages that would have a material adverse effect on the Company's ability to conduct its business. Moreover, there can be no assurance that a sublicense under these patents, if necessary, will be available on reasonable terms, if at all.

     A U.S. patent application, filed solely by the Company, has been issued covering the composition of matter for a series of synthetic histamine H(3) receptor antagonist compounds, which is due to expire in 2015. Several additional U.S. patent applications and their corresponding foreign applications for additional series of histamine H(3) receptor antagonists and one series of histamine H(3) receptor agonist compounds, their methods of medical use and pharmaceutical compositions, are pending. No assurance can be given that any claims relating to these products and methods will be issued.

     The Company's processes and potential products may conflict with patents which have been or may be granted to competitors, universities or others. As the biopharmaceutical industry expands and more patents are issued, the risk increases that the Company's processes and products may give rise to claims that they infringe the patents of others. Such other persons could bring legal actions against the Company claiming damages and seeking to enjoin manufacture, use or sale of the affected product or process. If any such actions are successful, in addition to any potential liability for damages, the Company could be required to obtain a license in order to continue to manufacture, use or sell the affected product or process. There can be no assurance that the Company would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all. If the Company becomes involved in litigation, litigation could consume a substantial portion of the Company's resources.

     The Company is prosecuting its patent applications with the U.S. Patent and Trademark Office ("USPTO"), but the Company does not know whether any of its applications will result in the issuance of any patents or, if any patents are issued, whether any issued patent will provide significant proprietary protection or will be circumvented or invalidated. During the course of patent prosecution, patent applications are evaluated, inter alia, for utility, novelty, nonobviousness and enablement. The USPTO may require that the claims of an initially filed patent application be amended if it is determined that the scope of the claims includes subject matter that is not useful, novel, nonobvious or enabled. Furthermore, in certain instances, the practice of a patentable invention may require a license from the holder of dominant patent rights. In cases where one party believes that it has a claim to an invention covered by a patent application or patent of a second party, the first party may provoke an interference proceeding in the USPTO or such a proceeding may otherwise be declared by the USPTO. In general, in an interference proceeding, the USPTO would review the competing patents and/or patent applications to determine the validity of the competing claims, including but not limited to determining priority of invention. Any such determination would be subject to appeal in the appropriate U.S. federal courts.

     There can be no assurance that additional patents will be obtained by the Company or that issued patents will provide substantial protection or be of commercial benefit to the Company. The issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate without infringing the patent rights of others. A patent could be challenged by litigation and, if the outcome of such litigation were adverse to the patent holder, competitors could be free to use the subject matter covered by the patent, or the patent holder may license the technology to others in settlement of such litigation. The invalidation of key patents owned by or licensed to the Company or non-approval of pending patent applications could create increased competition, with potential adverse effects on the Company and its business prospects. In addition, there can be no assurance that any applications of the Company's technology will not infringe patents or proprietary rights of others or that licenses that might be required as a result of such infringement for the Company's processes or products would be available on commercially reasonable terms, if at all.

     The Company cannot predict whether its or its competitors' patent applications will result in valid patents being issued. Litigation, which could result in substantial cost to the Company, may also be necessary to enforce the Company's patent and proprietary rights and/or to determine the scope and validity of the patents or proprietary rights of others. The Company may participate in interference proceedings which may in the future be declared by the USPTO to determine priority of invention, which could result in substantial cost to the Company. There can be no assurance that the outcome of any such litigation or interference proceedings will be favorable to the Company or that the Company will be able to obtain licenses to technology that it may require or that, if obtainable, such technology can be licensed at a reasonable cost. See "Business -- Patents, Trademarks and Trade Secrets."

     The Company also relies upon unpatented trade secrets, and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its right to its unpatented trade secrets.

EXPOSURE TO PRODUCT LIABILITY; LIMITED INSURANCE COVERAGE

     The research, development and commercialization of medical devices, drugs and therapeutic products entail significant product liability risks. If the Company succeeds in commercializing ADCON-L, ADCON-P or ADCON-T/N and if it succeeds in developing additional devices and new drugs, the use of such products in clinical trials and the commercial sale of such products may expose the Company to liability claims. These claims might be made directly by consumers or by pharmaceutical companies or others selling such products. The Company currently has product liability insurance in an aggregate amount of two million dollars; however, there can be no assurance that the Company will be able to maintain such insurance on acceptable terms or that such insurance will be sufficient to protect the Company against potential claims or that insurance will be available in the future in amounts sufficient to protect the Company. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

DEPENDENCE ON KEY MANAGEMENT AND QUALIFIED PERSONNEL

     Recruiting and retaining qualified scientific and management personnel is critical to the Company's success. Although the Company believes that it has been successful in attracting and retaining skilled and experienced personnel, there can be no assurance that the Company will be able to continue to attract and retain such personnel as employees, advisors and consultants on acceptable terms. Certain executive officers are covered by key man life insurance policies and have employment agreements with the Company. In addition, the Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical testing, obtaining government approvals, manufacturing and marketing, will place increased demands on the Company's management resources. These demands are expected to require the addition of new management personnel. The Company has a limited number of executive personnel with prior relevant business experience. The failure to acquire additional qualified personnel could materially adversely affect prospects for the Company's success. Certain advisors and consultants to the Company are employed by others and may have commitments to, or consulting or advisory contracts with, other entities that limit their availability to the Company.

ANTI-TAKEOVER PROVISIONS

     The Company's Second Restated Certificate of Incorporation (the "Second Restated Certificate") divides the Board of Directors into three classes. In addition, the Board of Directors have the authority, without any action by stockholders, to fix the rights of any shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). On July 1, 1997, the Company declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock. The terms of the Rights are set forth in a Rights Agreement, dated July 1, 1997, between the Company and American Stock Transfer & Trust Company, as Rights Agent. In the absence of further action by the Board of Directors, the Rights generally will become exercisable and allow the holder to acquire Common Stock at a discounted price if a person or group acquires 15% or more of the outstanding shares of Common Stock of the Company. The Company is also subject to provisions of the Delaware General Corporate Law which, subject to certain exceptions, will prohibit the Company from engaging in any "business combination" with a person who, together with affiliates and associates, owns 15% or more of the Company's Common Stock (an "Interested Stockholder") for a period of three years following the date that such person became an Interested Stockholder, unless the business combination is approved in a prescribed manner or certain other requirements are satisfied. It is possible that the existence of a staggered Board of Directors, the ability of the Board of Directors to issue Preferred Stock and the Rights Agreement, as well as certain provisions of the Delaware General Corporation Law, could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company.

DILUTION

     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the net book value per share of their investment of $9.26 per share. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of shares of Common Stock by the Company or its existing stockholders could adversely affect the prevailing market price of the Common Stock. The 1,500,000 shares of Common Stock offered hereby and the 2,300,000 outstanding shares of Common Stock previously registered will be freely transferable by persons without restriction or further registration under the Securities Act, except for any such shares that may be acquired by an "affiliate" of the Company, as such term is defined in Rule 144 under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations and other limitations under Rule 144. In reliance on Rule 144, an additional 4,889,807 shares of Common Stock are freely transferable by persons who are not affiliates of the Company. An additional 435,041 shares of Common Stock held by affiliates of the Company are eligible for sale in the public market subject to compliance with the resale volume limitations and other restrictions of Rule 144. The Company has registered on Form S-8, 1,460,000 shares of Common Stock reserved for issuance under the Company's stock option plans as of the date of this Prospectus. Of the 5,324,848 outstanding shares of Common Stock eligible for sale under Rule 144, 435,041 shares are subject to lock-up agreements with the Underwriters pursuant to which the Company's directors and executive officers and certain stockholders have agreed for a period of 90 days following the date of this Prospectus that they will not, without the prior written consent of Cowen & Company, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into, exchangeable or exercisable for Common Stock, except pursuant to the Underwriting Agreement and except that the Company may grant stock options or issue shares upon the exercise of options previously granted. In addition, the Company has granted certain demand and "piggyback" registration rights to certain of its existing stockholders with respect to 1,333,069 of the foregoing shares. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock.

FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus constitute "forward-looking statements." When used in this Prospectus, the words "believes," "anticipates," "expects," "intends" and other predictive, interpretive and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be different from expectations expressed or implied by such forward-looking statements. Such factors include, but are not limited to, commercial uncertainty of market acceptance of the Company's ADCON family of products, delays in product development of ADCON products other than ADCON-L, uncertainty due to the early stage of development for the therapeutic programs, the possible need for additional funding, the ability of the Company to establish and maintain collaborative arrangements with others, the potential market size for ADCON products, the ability to renew research collaborations, the productivity of distributors of the ADCON products, shortages of supply of ADCON products from the Company's sole manufacturer, the lack of supply of raw materials for the Company's products, particularly from the sole source supplier of certain key components for its ADCON products, uncertainty of future profitability, uncertainties related to the Company's proprietary rights in its products, the loss of key management personnel, and technological change. These statements are based on certain assumptions and analysis made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of other assumptions, risks, uncertainties, general economic and business conditions, and the business opportunities (or lack thereof) that may be presented to and pursued by the Company. Prospective investors are cautioned that any such statements are not indicative of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The accompanying information contained in this Prospectus, including, without limitation, the information set forth in this section and under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important factors that could cause such differences.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered hereby at a public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses will be approximately $16,510,000 ($19,048,000 if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use the net proceeds of this offering for the funding of the U.S. development of ADCON-P and ADCON-T/N, for the costs associated with the market introduction in the U.S. of ADCON-L, for the continued research and development of the Company's drug programs and additional ADCON products, and for working capital and other general corporate purposes. To date, the Company has funded the development of its ADCON family of products and Cognition Modulation programs independently of strategic partners. The Company, however, may enter into agreements with strategic partners for certain of its ADCON products, other than ADCON-L, and does not anticipate funding clinical trials relating to its Cognition Modulation program through completion of such clinical trials without the collaboration of a strategic partner. The actual amount and the timing of expenditures for each of the foregoing uses of proceeds from this offering will depend on the progress of the Company's clinical trials and sales of ADCON-P, ADCON-L and ADCON-T/N, its research and development efforts, its success in entering into strategic alliances, the timing of regulatory approvals and technological advances, and determinations as to the commercial potential and status of competitive products. Pending such uses, the Company intends to invest such funds in short-term, interest-bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK
                              AND DIVIDEND POLICY

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "GLIA." The following table sets forth for the periods indicated the high ask and low bid prices for the Company's Common Stock:

                                                              HIGH          LOW
                                                              ----          ----
1998
  Second Quarter (through June 18, 1998)....................  $20           $11 1/2
  First Quarter.............................................   12 1/4         7 7/8
1997
  Fourth Quarter............................................  $14           $ 7 5/8
  Third Quarter.............................................   12 1/8         7 3/4
  Second Quarter............................................   10 1/4         7 5/8
  First Quarter.............................................   14 3/8         7 11/16
1996
  Fourth Quarter............................................  $10 1/8       $ 7 5/8
  Third Quarter.............................................   11             6 5/8
  Second Quarter............................................   15 1/2         9
  First Quarter.............................................   16 3/4         8

     The last sale price of Common Stock on June 18, 1998, as reported on the Nasdaq National Market was $13.00 per share. There were approximately 277 holders of record of Common Stock of the Company as of May 30, 1998.

     The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. The payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

     The following table sets forth at March 31, 1998 the actual capitalization of the Company and the capitalization of the Company as adjusted to reflect the sale by the Company of the 1,500,000 shares of Common Stock offered hereby at a public offering price of $12.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                                     MARCH 31, 1998
                                                              ----------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                              ------------    ------------
                                                                      (UNAUDITED)
Stockholders' equity:
Preferred Stock, $0.01 par value, 5,000,000 shares
  authorized, none issued or outstanding....................  $         --    $         --
Common Stock, $0.01 par value, 30,000,000 shares authorized;
  issued and outstanding -- 7,601,273 actual and 9,101,273
  as adjusted(1)............................................        76,013          91,013
Additional paid-in capital..................................    53,377,810      69,872,810
Deficit accumulated during the development stage............   (44,206,479)    (44,206,479)
                                                              ------------    ------------
  Total stockholders' equity................................     9,247,344      25,757,344
                                                              ------------    ------------
  Total capitalization......................................  $  9,247,344      25,757,344
                                                              ============    ============

------------------

(1) Excludes an aggregate of 1,107,175 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1998 at a weighted average exercise price of $7.54 per share granted under the Company's stock option plans. An additional 20,000 shares of Common Stock have been reserved for issuance upon the exercise of warrants at an exercise price of $7.50 per warrant, subject to certain adjustments.

                                    DILUTION

     The net tangible book value of the Company at March 31, 1998 was $8,442,916, or approximately $1.11 per share of Common Stock. Net tangible book value per share represents the amount of the Company's tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share upon completion of this offering. After giving effect to the sale of shares of Common Stock offered by the Company hereby at a public offering price of $12.00 per share and after receipt of the estimated net proceeds therefrom of $16,510,000 (after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company), the pro forma net tangible book value of the Company as of March 31, 1998 would have been $24,952,916, or $2.74 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.63 per share to existing stockholders and an immediate dilution of $9.26 per share to purchasers in this offering.

     The following table illustrates the dilution per share as described above:

Assumed public offering price per share.....................          $12.00
  Net tangible book value per share prior to the offering...  $1.11
  Increase per share attributable to new investors..........   1.63
                                                              -----
Pro forma net tangible book value per share after the
  offering(1)...............................................            2.74
                                                                      ------
Dilution per share to new investors.........................          $ 9.26
                                                                      ======

---------------

(1) Excludes an aggregate of 1,107,175 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1998 at a weighted average exercise price of $7.54 per share granted under the Company's stock option plans. An additional 20,000 shares of Common Stock have been reserved for issuance upon the exercise of warrants at an exercise price of $7.50 per warrant, subject to certain adjustments.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of the Company for the years ended December 31, 1993 through 1997, the three months ended March 31, 1997 and 1998, and the period from inception of operations (August 31, 1988) through March 31, 1998 are derived from the consolidated financial statements of the Company. The information presented below should be read in conjunction with the Company's Consolidated Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                  PERIOD FROM
                                                                                                                 INCEPTION OF
                                                                                           THREE MONTHS           OPERATIONS
                                              YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,      (AUGUST 31, 1988)
                               -----------------------------------------------------   ---------------------   THROUGH MARCH 31,
                                1993      1994       1995        1996        1997        1997        1998            1998
                               -------   -------   ---------   ---------   ---------   ---------   ---------   -----------------
                                                                                            (UNAUDITED)           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues
  Research contracts and
    licensing fees...........  $    --   $   918   $   2,217   $   2,855   $   2,954   $     739   $     739       $  9,682
  Product sales..............       --        86         182         901       1,536         345         512          3,217
  Government grants..........      302       141         255         122         410          50         150          1,651
                               -------   -------   ---------   ---------   ---------   ---------   ---------       --------
    Total revenues...........      302     1,145       2,654       3,878       4,900       1,134       1,401         14,550
Operating costs and expenses
  Research and development...    4,441     4,600       5,107       6,120       6,952       1,855       2,253         36,251
  Selling, general and
    administrative...........    1,674     2,365       2,599       4,070       4,401       1,070       1,233         19,813
  Depreciation and
    amortization.............      312       272         170         166         293          65          87          1,824
  Cost of product sales......       --        58         123         342         614         125         167          1,303
                               -------   -------   ---------   ---------   ---------   ---------   ---------       --------
    Total operating costs and
      expenses...............    6,427     7,295       7,999      10,698      12,260       3,115       3,740         59,191
                               -------   -------   ---------   ---------   ---------   ---------   ---------       --------
Loss from operations.........   (6,125)   (6,150)     (5,345)     (6,820)     (7,360)     (1,981)     (2,339)       (44,641)
Settlement of claim..........                                                 (2,025)                                (2,025)
Interest income, net.........      211        98         360       1,120         824         237         147          3,399
                               -------   -------   ---------   ---------   ---------   ---------   ---------       --------
Net loss.....................  $(5,914)  $(6,052)  $  (4,985)  $  (5,700)  $  (8,561)  $  (1,744)  $  (2,192)      $(43,267)
                               =======   =======   =========   =========   =========   =========   =========       ========
Basic and diluted net loss
  per common share...........            $(35.14)  $   (3.28)  $   (0.78)  $   (1.16)  $   (0.24)  $   (0.29)
                                         =======   =========   =========   =========   =========   =========
Shares used for purposes of
  computing basic and diluted
  net loss per common
  share......................                172       1,519       7,313       7,354       7,333       7,451

                                                                    AT DECEMBER 31,                              AT
                                                --------------------------------------------------------     MARCH 31,
                                                  1993        1994        1995        1996        1997          1998
                                                --------    --------    --------    --------    --------    ------------
                                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments................................   $  4,321    $  4,671    $ 23,023    $ 17,996    $ 11,542      $  8,042
Working capital..............................      2,860       1,511      21,762      15,821       9,370         7,136
Total assets.................................      6,148       6,716      25,346      20,804      14,805        11,659
Deficit accumulated during the development
  stage......................................    (16,716)    (22,768)    (27,754)    (33,454)    (42,014)      (44,206)
Total stockholders' equity...................      4,177       3,122      23,182      17,627      11,440         9,247

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     Since commencing operations in 1988, the Company has been a development stage company. The Company is engaged in the research, development and commercialization of its ADCON family of products, which are proprietary, resorbable, carbohydrate polymer medical devices designed to inhibit surgical scarring and adhesions. Based on European pivotal clinical studies and other compliance efforts and submission of data, the Company obtained regulatory clearance to affix CE Marking on ADCON-L and ADCON-T/N in August 1995 and January 1996, respectively, thereby allowing ADCON-L and ADCON-T/N to be marketed in the 19 European countries which recognize CE Marking. ADCON-L and ADCON-T/N are currently being marketed in 29 countries outside the U.S. through independent medical device distributors for lumbar disc surgery and tendon and peripheral nerve surgeries, respectively. On May 27, 1998, the Company received approval from the FDA to market ADCON-L in the U.S. As a result, the Company has recently commenced marketing ADCON-L in the U.S. In addition, the Company signed a development and exclusive license agreement in December 1996 with Chugai for the sale of ADCON-L and ADCON-T/N in Japan. Further, the Company is pursuing the development of small molecule drug candidates for the treatment of several nervous system disorders, including ADHD, sleep disorders, obesity, anxiety and AD. In October 1994, the Company entered into a strategic alliance with Janssen to collaborate on the discovery and development of therapeutic products to treat AD. In September 1995, the scope of the alliance was expanded and the current arrangement extends through October 1998. Since inception, the Company's revenues have been derived primarily from contract research payments relating to its strategic alliance with Janssen. The Company has also received revenues from product sales of ADCON-L and ADCON-T/N outside the U.S. as well as from various government grants awarded to the Company. The Company anticipates that a significant portion of revenue from product sales will be derived from its ADCON family of products, primarily ADCON-L. See "Business -- Janssen Agreement."

     The Company is a development stage company that has not generated any material revenues from operations. As a result, the Company has had net operating losses since its inception and expects such losses to continue unless and until such time as revenues are sufficient to fund its current operations. The Company has accumulated a deficit of $44.2 million for the period from inception of operations (August 31, 1988) through March 31, 1998. The Company expects to continue to incur a loss over at least the next several years and the amount of future net losses and time required by the Company to reach profitability are uncertain. See "Risk Factors -- History of Operating Losses and Accumulated Deficit; Uncertainty of Future Profitability; Fluctuating Results of Operations."

RESULTS OF OPERATIONS

  For the three months ended March 31, 1998 and 1997

     Total revenues increased approximately 23.5% to $1.4 million in the first quarter of 1998 from $1.1 million in the first quarter of 1997. The increase in total revenues was primarily a result of a 48.4% increase in product sales to $512,000 in the first quarter of 1998 from $345,000 in the first quarter of 1997. This increase in product sales primarily resulted from increased sales of the Company's ADCON-L product, and to a lesser extent, the Company's ADCON-T/N product in certain European countries, as well as other countries outside the U.S.

     The Company's government-funded grant revenues increased to $150,000 in the first quarter of 1998 from $50,000 in the first quarter of 1997. This increase was primarily due to the award in February 1997 of a Phase II Small Business Innovation Research ("SBIR") Program two year grant from the National Institute of Neurological Disorders and Stroke ("NINDS") for research to evaluate the use of histamine H(3) receptor antagonists in treating ADHD. The increase also resulted from an award in the fourth quarter of 1997 of two

$100,000 Phase I SBIR Program grants: (i) from NINDS for research to evaluate the molecular characterization of the histamine receptor subtype and (ii) from the National Institute of Nursing Research ("NINR") for research to evaluate the inhibition of postoperative gynecological adhesions.

     Total operating expenses increased by approximately 20.1% to $3.7 million in the first quarter of 1998, compared to $3.1 million in the first quarter of 1997. Cost of products sold increased to $167,000 in the first quarter of 1998 compared to $125,000 in the first quarter of 1997, but decreased as a percentage of product sales in the first quarter of 1998 to 32.6% from 36.2% in the first quarter of 1997. This decrease as a percentage of sales was primarily due to improved efficiencies and the absorption of manufacturing overhead costs as a result of increased production volumes.

     Research and development expenses increased by approximately 21.5% to $2.3 million in the first quarter of 1998 from $1.9 million in the first quarter of 1997. This increase was primarily due to: (i) increased research contract expenses and purchases of materials for animal toxicology and other preclinical studies for the lead compound which is being developed by the Company for its Cognition Modulation program; and (ii) increased staffing and clinical research costs associated with preclinical and clinical development of ADCON-P.

     Selling, general and administrative expenses increased 15.2% to $1.2 million in the first quarter of 1998 compared to $1.1 million in the first quarter of 1997. This increase was primarily due to an increase in sales and marketing expenses resulting from the Company's preparations in anticipation of final approval by the FDA for ADCON-L.

     Depreciation and amortization expense was $87,000 in the first quarter of 1998 compared to $65,000 in the first quarter of 1997. The increase was primarily due to increased amortization resulting from leasehold improvements made in 1997 and 1996.

     Net interest income decreased to $147,000 in the first quarter of 1998 from $237,000 in the first quarter of 1997. This decrease was due to lower cash and cash equivalents and short-term investment balances during the first quarter of 1998 as compared to the first quarter of 1997.

     The Company's net loss increased 25.7% to $2.2 million in the first quarter of 1998, compared to $1.7 million in the first quarter of 1997. The increase in net loss was a result of increased total expenses, which were slightly offset by increased revenues as discussed above. The basic and diluted net loss per common share was $0.29 in the first quarter of 1998, compared to $0.24 in the first quarter of 1997.

  Fiscal Years ended December 31, 1997 and 1996

     Total revenues increased approximately 26.4% to $4.9 million in 1997 from $3.9 million in 1996. The increase in total revenues was primarily a result of a 70.5% increase in product sales to $1.5 million in 1997 from $901,000 in 1996. This increase in product sales primarily resulted from increased sales of the Company's ADCON-L and ADCON-T/N products in certain European countries, as well as other countries outside the U.S. In addition, research contract revenues increased slightly to $3.0 million in 1997 from $2.9 million in 1996. These research contract revenues were from the Company's research contract with Janssen.

     The Company's government-funded grant revenues increased to $410,000 in 1997 from $122,000 in 1996. This increase was primarily due to the award in February 1997 of a Phase II SBIR Program two year grant from the NINDS for research to evaluate the histamine H(3) receptor antagonists to treat ADHD. In addition, in the fourth quarter of 1997, the Company was awarded two $100,000 Phase I SBIR Program grants: (i) from NINDS for research to evaluate the molecular characterization of the histamine receptor subtype and (ii) from the NINR for research to evaluate the inhibition of postoperative gynecological adhesions.

     Total operating expenses increased by approximately 14.6%, to $12.3 million in 1997 compared to $10.7 million in 1996. Cost of products sold increased to $614,000 in 1997 compared to $342,000 in 1996 and increased as a percentage of product sales in 1997 to 40.0% from 37.9% in 1996. This increase was primarily due to slightly increased manufacturing overhead costs which were added in anticipation of larger planned production volumes which were not obtained in 1997.

     Research and development expenses increased by approximately 13.6% to $7.0 million in 1997 from $6.1 million in 1996. This increase was primarily due to:
(i) increased research contract expenses and purchases of materials for preclinical and animal toxicology studies for the lead compound which is being developed by the Company for the treatment of ADHD; (ii) increased staffing and clinical consulting costs associated with the PMA filed with the FDA for ADCON-L; (iii) increased costs associated with the development of a new delivery system for ADCON-L and (iv) increased staffing and clinical research costs associated with preclinical and clinical development of ADCON-P.

     Selling, general and administrative expenses increased 8.1% to $4.4 million in 1997, compared to $4.1 million in 1996. The increase was primarily due to increases in expenses resulting from the Company's sales and marketing efforts for ADCON-L and ADCON-T/N in certain European markets and other selected countries outside of the U.S.

     Depreciation and amortization expense was $293,000 in 1997 compared to $166,000 in 1996. The increase was primarily due to increased amortization resulting from leasehold improvements made in 1996 and 1997.

     Net interest income decreased 26.4% to $824,000 in 1997 from $1.1 million in 1996. This decrease was due to lower cash and cash equivalents and short-term investment balances throughout 1997 as compared to 1996.

     In the fourth quarter of 1997, the Company incurred a one-time non-cash charge of $2.0 million relating to the Company's settlement of litigation involving the Company.

     The Company's net loss increased 50.2% to $8.6 million in 1997, compared to $5.7 million in 1996. The net loss, excluding a one-time non-cash charge of $2.0 million for settlement of the litigation, increased 14.7% to $6.5 million in 1997 from $5.7 million in 1996. The increase in net loss was a result of increased total expenses, which were slightly offset by increased revenues as discussed above. The net loss per share was $1.16 in 1997, compared to $0.78 in 1996 and, excluding the one-time non-cash charge for settlement of the litigation, $0.89 in 1997.

  Fiscal Years ended December 31, 1996 and 1995

     Total revenues increased approximately 46.1% to $3.9 million in 1996 from $2.7 million in 1995. The increase in total revenues was primarily the result of an increase in product sales to $901,000 in 1996 from $182,000 in 1995. The increase in product sales in 1996 resulted from sales of the Company's ADCON-L and ADCON-T/N products in certain European countries, as well as Australia and New Zealand.

     The Company had research contract revenues in 1996 of $2.9 million from its research contract with Janssen compared to research revenues of $2.2 million in 1995. In September 1995, the Company entered into an addendum to the Janssen Agreement in order to expand the scope of the collaboration with Janssen on AD to include research and development relating to inhibitors of complement activation. This addendum to the Janssen Agreement added approximately $875,000 to research contract revenues in 1996 and $290,000 to research contract revenues in 1995. Under the terms of the expanded agreement, Janssen increased its research funding and milestone payments by 50% beginning in September 1995.

     The Company's government-funded research grant revenues were $122,000 in 1996 and $255,000 in 1995. The level of grant revenues were a direct result of the number of government-funded research grants awarded the Company in each year.

     Total operating expenses were $10.7 million in 1996 compared to $8.0 million in 1995. Cost of products sold increased 178.6% to $342,000 in 1996 from $123,000 in 1995. The increase in cost of products sold was due primarily to the increases in product sales for the corresponding period. However, cost of products sold decreased as a percentage of product sales in 1996 to 37.9% from 67.3% in 1995. This decrease was primarily due to improved absorption of manufacturing overhead costs as a result of increased production volumes in 1996. In both periods, cost of products sold included costs associated with the start-up of manufacturing processes with EMCM, a third party manufacturer of ADCON-L and ADCON-T/N.

     Expenses for research and development increased 19.8% to $6.1 million in 1996 from $5.1 million in 1995. This increase was due primarily to increased staffing and clinical contract expenses resulting from the initiation of pivotal clinical trials in the U.S. for both ADCON-L and ADCON-T/N beginning in the fourth quarter of 1995 and continuing throughout 1996. Additionally, the increase is a result of additions in staffing and purchases of laboratory supplies and services relating to increased research activities beginning in the first quarter of 1996 with respect to AD and Cognition Modulation programs as well as write-offs of costs associated with patents which were abandoned due to changes in the technology pursuits of the Company. Increased expenses associated with the Company's AD program are funded under the Company's research agreement with Janssen.

     Selling, general and administrative expenses increased 56.6% to $4.1 million in 1996 from $2.6 million in 1995. This increase was primarily due to an increase in sales and marketing expenses as the Company continued to expand its sales and marketing efforts for its ADCON-L and ADCON-T/N products in Europe and in other countries outside the U.S. Additionally, the Company incurred increased general and administrative expenses of $230,000 in 1996 associated with the filing of a registration statement with the Securities and Exchange Commission (the "Commission") for an offering of Common Stock which was subsequently withdrawn due to unfavorable market conditions. The Company also incurred increased general and administrative expenses in 1996 associated with its first full year of reporting as a publicly traded company.

     Depreciation and amortization expense was $166,000 in 1996 compared to $170,000 in 1995. This expense decreased because several Company assets had become fully depreciated.

     Net interest income increased 211.2% to $1.1 million in 1996 from $360,000 in 1995. The increase in 1996 was due primarily to the interest earned on the cash received on the October 1995 initial public offering of Common Stock. In addition, interest expense decreased in both periods as the Company paid down its line of credit and fully repaid its capital leases.

     The Company's net loss increased 14.3% to $5.7 million in 1996, compared to $5.0 million in 1995. The increase in net loss was a result of increased total expenses, which were slightly offset by increased revenues as discussed above. The net loss per share was $0.78 in 1996, compared to $3.28 in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through the private placement and public offering of its equity securities, research contract licensing fees, and, to a lesser extent, through federally-sponsored research grants. Since its inception, the Company has received $49.3 million in net proceeds from equity financings. In addition, from its inception through March 31, 1998, the Company has recognized revenue of $9.7 million from its research agreement with Janssen, $3.2 million from product sales and $1.7 million from several federally-sponsored research grants. The Company has also established a $1.5 million line of credit with a bank, secured by certain assets of the Company. As of March 31, 1998, the Company had no borrowings against the line of credit.

     In order to preserve principal and maintain liquidity, the Company's funds are invested in commercial paper and other short-term investments. As of March 31, 1998, December 31, 1997 and December 31, 1996, the Company's cash and cash equivalents and short-term investments totaled $8.0 million, $11.5 million and $18.0 million, respectively. The Company is currently evaluating possible alternative facilities in Ohio, Massachusetts and North Carolina for its operations; however, no definitive plans have been made as of the date hereof. The Company expects that its existing capital resources, together with the net proceeds of this offering and interest earned thereon, will enable the Company to maintain its current and planned operations for at least the next two years. The Company may need to raise substantial additional capital to fund its operations prior to such time. The Company's future capital requirements will depend on, and could increase as a result of, many factors, including, but not limited to, the costs of commercialization of ADCON-L, the commercial success of its ADCON family of products, the progress of the Company's research and development, including the costs related to its Cognition Modulation and AD programs, the scope, timing and results of preclinical studies and clinical trials, the cost and timing of obtaining regulatory approvals, its success in obtaining the strategic alliances required to fund certain of its programs, the rate of technological advances, determinations as to the commercial potential of certain of the Company's product candidates, the status of competitive products, the establishment of additional manufacturing capacity and the possible relocation of the Company's facilities.

     In 1995 and 1996, the Company received revenues from two Phase I SBIR grants for up to $100,000 each from the NINDS division of the National Institute of Health relating to the development of histamine H(3) receptor agents. In February 1997, the Company was awarded a Phase II SBIR Program grant from the NINDS for research evaluating histamine H(3) receptor antagonists to treat ADHD. The grant has a two-year term and may provide as much as $750,000 in funding. If the Company is successful in other Phase I research, additional Phase II awards may be sought for funding to aid in further development of pharmaceutical compounds; however, there is no assurance that such Phase I research will be successful or that additional funding will be obtained. In addition, in the fourth quarter of 1997, the Company was awarded two Phase I SBIR grants for up to $100,000 each from the NINDS and the NINR divisions of the National Institute of Health.

     The Company does not expect to generate a positive cash flow from operations for several years due to the substantial costs for commercialization of its ADCON family of products, additional research and development costs for ADCON-A, ADCON-I and ADCON-C and for costs related to its Cognition Modulation and AD programs, preclinical testing, clinical trials and operating expenses associated with supporting such activities.

     The Company may raise additional funds through additional equity or debt financing, government grants, further corporate alliances, collaborative relationships, or otherwise. The Company may engage in these capital raising activities even if it does not have an immediate need for additional capital at that time. There can be no assurance that any such additional funding will be available to the Company or, if available, that it will be on acceptable terms. If additional funds are raised by issuing equity securities, further dilution to existing shareholders may result. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research, development or clinical trials. If the Company seeks to obtain funds through arrangements with collaborative partners or others, such partners may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself.

     As of December 31, 1997, the Company has available for Federal income tax purposes net operating loss carryforwards of approximately $17.5 million and research and development credit carryforwards of approximately $2.2 million. These carryforwards expire at various dates between 2003 and 2012. Pursuant to the Tax Reform Act of 1986, the utilization of net operating loss and research and development tax credit carryforwards for tax purposes may be subject to an annual limitation if a cumulative change in ownership of more than 50% occurs over a three-year period. The issuance of securities by the Company and/or sales of securities by the Company's principal stockholders could result in such a change in ownership. The Company has offset the tax benefit of the net operating loss and tax credit carryforwards with a valuation allowance as realization of the benefit is not assured. See Note F of Notes to Consolidated Financial Statements incorporated herein by reference.

YEAR 2000

     The Company has conducted a review of its information system to identify any issues that could be affected by the year 2000. Although the Company believes that its information systems are able to process year and date information beyond the year 1999, the Company is unable to determine the extent to which year 2000 issues will affect its independent distributors or EMCM in tracking sales, orders or shipments of the Company's devices or drugs, as the case may be. Any interruption in the manufacturing or marketing of the Company's products could have a material adverse effect on the Company's business, prospects, financial condition or results of operations.

FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus constitute "forward-looking statements." When used in this Prospectus, the words "believes," "anticipates," "expects," "intends" and other predictive, interpretive and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be different from expectations expressed or implied by such forward-looking statements. Such factors include, but are not limited to, commercial uncertainty of market acceptance of the Company's ADCON family of products, delays in product development of ADCON products other than ADCON-L, uncertainty due to the early stage of development for the therapeutic programs, the possible need for additional funding, the ability of the Company to establish and maintain collaborative arrangements with others, the potential market size for ADCON products, the ability to renew research collaborations, the productivity of distributors of the ADCON products, shortages of supply of ADCON products from the Company's sole manufacturer, the lack of supply of raw materials for the Company's products, particularly from the sole source supplier of certain key components for its ADCON products, uncertainty of future profitability, uncertainties related to the Company's proprietary rights in its products, the loss of key management personnel, and technological change. These statements are based on certain assumptions and analysis made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of other assumptions, risks, uncertainties, general economic and business conditions, and the business opportunities (or lack thereof) that may be presented to and pursued by the Company. Prospective investors are cautioned that any such statements are not indicative of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The accompanying information contained in this Prospectus, including, without limitation, the information set forth in this section and under the headings "Risk Factors" and "Business" identifies important factors that could cause such differences.

                                    BUSINESS

OVERVIEW

     Gliatech is a leader in the research, development and commercialization of proprietary, resorbable, carbohydrate polymer medical devices designed to inhibit surgical scarring and adhesions. The Company has developed its family of ADCON medical devices to be used prophylactically as a barrier between tissues to inhibit scarring and adhesions in all patients undergoing certain surgical procedures. The Company's most developmentally advanced product, ADCON-L, a proprietary, resorbable, carbohydrate polymer gel, is designed to inhibit surgical scarring and adhesions and to reduce postsurgical pain following lumbar surgeries. On May 27, 1998, the Company received a letter from the FDA approving the PMA for ADCON-L, which permits the Company to market ADCON-L in the U.S. As a result, the Company has recently commenced marketing ADCON-L in the U.S. ADCON-L is also being marketed in 29 countries outside the U.S., including the 19 countries which recognize CE Marking. In addition to the ADCON family of medical devices, the Company is pursuing the development of small molecule drug candidates for the treatment of several central nervous system disorders, including ADHD, sleep disorders, obesity, anxiety and AD. The Company is pursuing its AD program through its strategic alliance with Janssen, a wholly-owned subsidiary of Johnson & Johnson. See "Risk Factors -- Early Commercialization; Uncertainty of Market Acceptance of ADCON Family of Products," "-- Reliance on Third Party for Manufacturing; Comprehensive Regulation of Manufacturing of Products" and "-- Government Regulation."

     Surgical scarring is a significant medical problem often resulting in adhesions at the surgical site, thereby binding together tissues, nerves and organs following either open incision or minimally invasive surgery. Scarring and adhesions may lead to many significant postsurgical complications, including recurrent pain and impairment of function following lumbar surgery, infertility following pelvic surgery and limited range of motion following tendon and peripheral nerve surgery of the hand. Excessive scarring also can obstruct access to the surgical site when reoperation is necessary making additional surgery difficult. Due to the differences in the surgical environments in which each of these products would be used, each ADCON product is designed to be adapted for use at the different surgical sites. ADCON-L is designed to inhibit scarring and adhesions and reduce postsurgical pain following lumbar surgery. In 1995, approximately 450,000 lumbar surgeries were performed in the U.S. The Company's European clinical trial has shown that approximately 90% of lumbar surgery patients experience a certain amount of scarring following such surgery. This clinical trial also demonstrated that 8% to 44% of patients who received ADCON-L experienced a lower incidence of activity-related pain in the performance of all evaluated activities of daily living.

     The Company is also developing ADCON-P, a proprietary, resorbable, carbohydrate polymer solution, which is designed to inhibit pelvic and gynecological postsurgical scarring and adhesions, which may lead to infertility or difficulty in conceiving. In 1994, approximately 1.3 million gynecological surgeries related to infertility were performed in the U.S. Independent studies have shown that more than 55% of patients undergoing such surgeries experience some postsurgical scarring and adhesions. The Company has initiated a double-blind, controlled, clinical trial and has completed enrollment of 41 patients; 23 patients for evaluation in reoperations to remove adhesions and 18 patients for evaluation in uterine tumor surgeries. Upon completion of the pilot trial, which is currently anticipated to occur in the second half of 1998, the Company intends to submit a request to the FDA to conduct a pivotal clinical trial for ADCON-P. See "Risk Factors -- Early Commercialization; Uncertainty of Market Acceptance of ADCON Family of Products," "-- Uncertainty Related to Development of ADCON Products" and "-- Government Regulation."

     In addition, the Company is developing ADCON-T/N, a proprietary, resorbable, carbohydrate polymer gel, which is designed to inhibit tendon and peripheral nerve postsurgical scarring and adhesions, which may cause recurrent pain and limited range of motion. In 1994, approximately 260,000 tendon and peripheral nerve surgeries were performed in the U.S. The Company has initiated a pivotal clinical trial for ADCON-T/N in the U.S. The pivotal trial is designed to demonstrate that ADCON-T/N inhibits postsurgical scarring and adhesions following carpal tunnel release, the surgical procedure to treat carpal tunnel syndrome after the first surgery has failed.

     The Company is currently marketing ADCON-L and ADCON-T/N outside the U.S. through independent medical device distributors in 29 countries, including the major countries in the European Union. As a result of receiving approval from the FDA, the Company has recently commenced marketing ADCON-L in the U.S. through a network of independent manufacturers' agents with an aggregate sales force of approximately 175 sales representatives who serve the orthopaedic and neurosurgical markets. In addition, the Company signed a development and exclusive license agreement in December 1996 with Chugai for the sale of ADCON-L and ADCON-T/N in Japan. Chugai has filed applications requesting regulatory approval to market ADCON-L and ADCON-T/N in Japan. The Company is also in the early stages of development of several other ADCON products, including: ADCON-A, for use in abdominal surgeries; ADCON-I for use in implant/prosthetic surgeries; and ADCON-C for use in cardiac surgeries. In 1994, approximately 2.5 million abdominal surgeries, approximately 1.4 million implant/prosthetic surgeries and approximately 1.0 million cardiac surgeries were performed in the U.S.

     In addition to developing its ADCON family of products, the Company is engaged in the discovery and development of therapeutic products for its Cognition Modulation program and AD program. The Company is pursuing these therapeutic programs by engaging in the research and development of small molecule drug candidates for the treatment of several central nervous system disorders. The Company's Cognition Modulation program is focused on a class of compounds designed to act on the histamine H(3) receptor in the brain which regulates sleep/wakeful states and modulates the level of arousal and alertness. An antagonist to this receptor could lead to enhanced states of alertness and may be used to treat obesity, narcolepsy, ADHD and the cognitive deficit in AD patients. An agonist to the histamine H(3) receptor could reduce levels of wakefulness and arousal, making such an agonist a candidate for use in the treatment of anxiety and insomnia. The Company anticipates that it will identify a lead compound as an antagonist to the histamine H(3) receptor in the second half of 1998 and expects that it will begin human clinical trials with respect to such compound in late 1998. See "Risk Factors -- Early Stage of Development for Therapeutic Programs" and "-- Government Regulation."

     The Company is also engaged in the research and development of therapeutic products for the treatment of AD. In October 1994, the Company entered into an agreement with Janssen to collaborate on the research and development of therapeutic products to treat AD. Pursuant to the Janssen Agreement, the Company has developed a number of high throughput in vitro assay systems that have been used to screen Janssen's pharmaceutical library and has identified several lead compounds. The Company anticipates that lead compounds will be selected for preclinical testing in late 1998. See "Risk Factors -- Early Stage of Development for Therapeutic Programs," "-- The Janssen Agreement" and
"-- Government Regulation."

BUSINESS STRATEGY

     Gliatech's strategic objective is to utilize its core glial cell-derived technology to: (i) develop and commercialize its family of ADCON site-specific products and (ii) identify drug candidates and develop therapies for central nervous system disorders, including ADHD and AD. The key elements of the Company's business strategy include:

     Establishing ADCON-L as a Standard of Care for Lumbar Surgery. The Company seeks to establish ADCON-L as the standard of care for inhibiting scarring and adhesions following lumbar surgery. Gliatech will seek to educate the surgical community regarding ADCON-L's key advantages and benefits, which include a reduction in scarring, a reduction in the incidence of pain associated with the performance of activities of daily living and easier access to the surgical site when reoperation is necessary. To date, ADCON-L has been used in approximately 12,000 surgeries without significant complications. On May 27, 1998, the Company received a letter from the FDA approving the PMA for ADCON-L, which permits the Company to market ADCON-L in the U.S. As a result, the Company has recently commenced marketing ADCON-L in the U.S. through a network of independent manufacturers' agents with an aggregate sales force of approximately 175 sales representatives who serve the orthopaedic and neurosurgical markets. ADCON-L is also being marketed in 29 countries outside the U.S. through independent medical device distributors.

     Developing and Commercializing a Broad Range of ADCON Products. Surgical scarring is a significant medical problem often resulting in adhesions at the surgical site, which may lead to significant complications, such as pain, infertility, limited range of motion and impairment of gastrointestinal function. Gliatech's ADCON proprietary, resorbable, carbohydrate polymer technology is highly adaptable to meet the needs of many different types of surgery through modification of its carbohydrate polymers and their formulation into gels and solutions of variable viscosities and resorption times. Each member of the ADCON family of products is being developed and commercialized to address the site-specific problems of excessive postsurgical scarring and adhesions. For example, in addition to ADCON-L and ADCON-T/N which are carbohydrate polymer gels, Gliatech is developing ADCON-P, a low-viscosity solution which can be administered directly through the surgical instrument used in minimally invasive pelvic and gynecological procedures, thereby enabling its use with minimal disruption of the surgical site and without enlargement of the surgical opening. Gliatech's objective is to bring to market a family of differentiated ADCON products for specific surgical procedures.

     Capitalizing on Surgeons' Recognition of ADCON Technology. As a result of the Company's sales of ADCON-L and ADCON-T/N outside the U.S. and the various multi-center clinical trials conducted in the U.S. and Europe for ADCON-L, ADCON-T/N and ADCON-P to date, an aggregate of approximately 1,000 neurologic, orthopaedic, gynecologic and hand surgeons have used the appropriate ADCON product in over 13,000 procedures. As a result, the Company believes that it has developed and is expanding upon a reputation for providing high-quality, safe and effective medical devices. The Company intends to use its reputation to increase market acceptance of its existing products and to assist in introducing new products currently under development. Initiatives to support product marketing, enhance physician awareness and obtain support from key opinion leaders include publishing results of clinical trials in peer reviewed surgeon journals, providing packages of sales tools, videos, brochures and clinical papers to its independent distributors, and exhibiting at major surgeons' meetings, such as the American Association of Orthopaedic Surgeons and the Federation of European Societies of Surgeries of the Hand.

     Utilizing its Core Glial Cell-Derived Technology for Treatment of Central Nervous System Disorders. To complement its near-term focus on its ADCON family of products, the Company is pursuing the development of small molecule drug candidates based on the Company's knowledge of glial cell function for the treatment of central nervous system disorders. Through its Cognition Modulation program, the Company has discovered and developed highly selective histamine H(3) receptor antagonists which have been shown in in vivo studies to (i) penetrate the blood-brain barrier after oral administration, (ii) selectively block the histamine H(3) receptor in the brain, and (iii) modulate levels of arousal and alertness. The Company is conducting preclinical studies on compounds designed for use in the treatment of certain central nervous system disorders, such as ADHD, obesity and narcolepsy. The Company has also discovered and developed an agonist to the histamine H(3) receptor, which may be developed for use in the treatment of anxiety and insomnia. In addition, the Company has a collaborative agreement with Janssen relating to the research and development of therapeutic products for use in the treatment of AD. The Company's research and development activities have identified several potential lead compounds for each of these programs.

     Pursuing and Expanding Strategic Alliances. Gliatech's approach to development and commercialization centers on selective retention of key commercial rights complemented by partnership with third parties at appropriate times. The Company has licensed marketing rights in Japan for ADCON-L and ADCON-T/N to Chugai through an agreement under which Chugai is responsible for obtaining applicable regulatory approval. For ADCON products other than ADCON-L, Gliatech may seek a strategic marketing partner, possibly prior to seeking regulatory approval, in order to facilitate product introduction and commercialization. In the field of pharmaceutical development, Gliatech's strategy is to seek development partners early in the development phase, as exemplified by the collaboration with Janssen for the research and development of a product for the treatment of AD.

GLIAL CELL-DERIVED TECHNOLOGIES

     The human central nervous system is composed of two interrelated networks of cells, neurons and glial cells. Neurons transfer and process information from within and around the body, enabling motor and sensory functions. Glial cells, which outnumber neurons by approximately nine to one and are the major cellular component of the brain, support, protect and repair the neurons and maintain the environment necessary for proper neuronal activity. Additionally, glial cells release biological mediators which, among other processes, regulate the inflammatory and immune responses within the brain.

     The Company's ADCON family of products and the Company's two therapeutic programs, Cognition Modulation and AD, are based on the Company's research of glial cells. The ADCON family of products is based on research relating to the manner in which glial cells respond to scarring following damage to the central nervous system. The Company identified glial cell-derived substances which act as barriers to neuronal scarring. The Company utilized this technology to develop carbohydrate polymers which mimic such actions. These carbohydrate polymers are the basis for the Company's family of ADCON products. The Cognition Modulation program is based on controlling the levels of the neurotransmitter, histamine, within the brain. The Company has determined that the level of histamine can be modulated by the neuronal histamine H(3) receptor, which controls the release of histamine, and glial cells, which are responsible for removal of histamine. The Company is conducting research to discover and develop small molecule drug candidates which interact with these neuronal histamine H(3) receptors to modulate the levels of histamine in the brain. For the AD program, the Company identified that, in the AD-affected brain, glial cells release pro-inflammatory molecules which can cause neuronal death. The Company is also engaged in the discovery and development of small molecule drug candidates which are designed to inhibit the release of these pro-inflammatory molecules. The Company believes that research into the function of glial cells will continue to provide opportunities for the discovery and development of additional products and product candidates.

SURGICAL ADHESIONS AND THE GLIATECH SOLUTION

     As a result of the natural cellular processes of healing following surgery, scarring and adhesions develop at the surgical site. Scarring and adhesions may cause tissues, nerves and organs, which under normal conditions remain separate, to bind and tether to each other and surrounding tissues. Scarring and adhesions may occur following either open incision or minimally invasive surgery and may lead to such postoperative complications as pain and impairment of function in the performance of activities of daily living following lumbar surgeries, infertility following pelvic surgeries, limited range of joint motion following tendon surgeries, and more difficult access to the surgical site when reoperation is necessary. Inhibition of postoperative scarring and adhesions is a concern for surgeons. The preferred product to inhibit scarring and adhesions would be (i) safe and effective in inhibiting scarring and adhesions, (ii) resorbable so that a second surgery to remove the product would not be necessary, (iii) adaptable to the particular surgical site and (iv) useable in either open incision or minimally invasive surgeries. Additionally, such a product would be used prophylactically because it is not possible to predict prior to surgery which patients are likely to develop adhesion-related problems.

     The Company's ADCON family of proprietary, resorbable, carbohydrate polymer gels and solutions possess the characteristics described above. ADCON products are specifically designed as free-flowing resorbable gels and solutions of varying viscosities and are designed for use at the appropriate surgical site. For example, in both lumbar and tendon surgeries, the respective surgical sites are small and ADCON-L and ADCON-T/N, which are formulated as free-flowing gels, are designed to remain at the surgical site and coat both the surgical site and the surrounding area. In contrast, in pelvic surgeries where the surgical site is larger with many organs to coat, a less viscous product, such as ADCON-P, as opposed to a film or gel, is needed to permit coating of the larger surgical site. In addition, because ADCON-P is a solution, it is designed to be used in both open incision and minimally invasive surgeries using a laparoscope. Because scarring and adhesion formation typically occurs within a few weeks following surgery, ADCON gels and solutions are designed to be present at the surgical site during the time of scarring and adhesion formation and then to be gradually and fully resorbed by the body. Further, ADCON-L and ADCON-T/N have been demonstrated to be both safe and effective in multi-center European clinical trials. Given their ease of use, and because it is not possible to predict prior to surgery which patients are likely to develop adhesion-related problems, the ADCON products are designed to be used prophylactically in all applicable surgeries.

ADCON FAMILY OF PRODUCTS

     The following table summarizes the ADCON family of products, which are designed to inhibit scarring and adhesions in applicable surgeries:

                                                                        APPROXIMATE NUMBER OF
                                                                         SURGERIES PERFORMED
 PRODUCT       SURGICAL APPLICATION               STATUS(1)             ANNUALLY IN THE U.S.
-------------------------------------------------------------------------------------------------
 ADCON-L     Lumbar surgeries           Final approval to market in             450,000
                                        the U.S. received from the
                                        FDA in May 1998

                                        Marketed in 30 countries,
                                        including the U.S.

 ADCON-P     Pelvic/gynecological       U.S. pilot clinical trials            1,300,000
             surgeries                  underway

 ADCON-T/N   Tendon and peripheral      U.S. pivotal clinical trials            260,000
             nerve surgeries of the     underway
             hand

                                        Marketed in 29 countries
                                        outside the U.S.

 ADCON-A     Abdominal surgeries        Preclinical research                  2,500,000

 ADCON-I     Implant/prosthetic         Preclinical research                  1,400,000
             surgeries

 ADCON-C     Cardiac surgeries          Preclinical research                  1,000,000

------------------

 (1) "Preclinical" refers to activities involving testing of defined lead product candidates in animals prior to Investigational Device Exemption ("IDE") application with the FDA or similar regulatory approvals with non-U.S. agencies. "Pilot clinical trial" refers to human clinical testing of product functionality. "Pivotal clinical trial" refers to human clinical testing of safety and effectiveness. The results of the pivotal trials, if successful, may be adequate to allow the Company to file for regulatory approval of a product candidate in the U.S. or make similar filings for regulatory approvals with non-U.S. agencies. See
     "-- Government Regulation."

  ADCON-L

     ADCON-L is a proprietary, resorbable, carbohydrate polymer gel which is applied directly to the surgical site during lumbar surgery. ADCON-L is designed to provide a barrier between the membranes covering the spinal cord and the back muscles, and between the spinal nerve roots and the inner surface of the vertebral body. This barrier inhibits excess scarring and adhesions at the surgical site. Because it is not possible to predict prior to surgery which patients are likely to develop adhesion-related problems, ADCON-L is designed to be used prophylactically in all patients undergoing lumbar surgeries. To date, ADCON-L has been used in approximately 12,000 surgeries.

     In 1995, approximately 450,000 lumbar surgeries were performed in the U.S. Patients undergoing any lumbar surgeries often require additional medical treatment which may include physical therapy, pain medication and, in certain cases, reoperation to remove adhesions. The majority of lumbar surgeries are performed to remove herniated lumbar spinal discs while others are performed to decompress the spinal cord and nerve roots. The Company's European clinical trial has shown that 8% to 44% of patients who received ADCON-L experienced a lower incidence of activity-related pain in the performance of all evaluated activities of daily living. The Company is not aware of any competitive products that are being developed or marketed to inhibit scarring and adhesions following lumbar surgery.

     Clinical Results. To date, the Company has conducted clinical trials in the U.S. and in Europe. The Company's European pivotal, double-blind, controlled, clinical trial of ADCON-L was designed to test its safety and effectiveness in inhibiting excessive scarring and adhesions, as well as associated pain and other symptoms, following lumbar disc surgery. The clinical trial was conducted at nine academic neurosurgical centers in Switzerland, The Netherlands and Belgium and enrolled 298 patients. The parameters used to evaluate patients at one, three and six months following surgery were: (i) recurrence of postoperative pain, (ii) pain associated with the performance of activities of daily living, such as lifting objects, riding in or driving a car and sitting; (iii) sensory and motor function and (iv) safety. At six months following surgery, patients were also evaluated as to the amount of extensive scarring as assessed by Magnetic Resonance Imaging and as to the association between scarring and the recurrence of postoperative pain.

     The results of this clinical trial indicated that the use of ADCON-L resulted in a statistically significant reduction in the incidence of extensive scarring, and that there is a statistically significant correlation between the presence of scarring and the recurrence of postoperative pain. In addition, this trial revealed a statistically significant reduction in the incidence of activity-related pain associated with the performance of all evaluated activities of daily living in ADCON-L treated patients, as compared to control patients. The reduction of scarring in patients treated with ADCON-L was also observed by surgeons who performed second surgical procedures necessitated by reherniation of the disc. The Company also conducted a post-study surveillance that evaluated these same patients at approximately 12 months after surgery. The results of such surveillance supported the conclusion of the pivotal clinical study that ADCON-L reduced scarring.

     The Company also is conducting a double-blind, controlled clinical trial of ADCON-L in the U.S. at 16 centers. The Company has enrolled 371 patients in this trial. Interim results on 165 patients indicated that ADCON-L reduced scarring at six months. The Company is currently collecting data for these and other patients enrolled in the trial. The Company expects to complete the analysis of data from this trial by the end of 1998. There can be no assurance that the results of the completed analysis will be consistent with the interim results of such trial or the results of the European trial. See "Risk Factors -- Early Commercialization; Uncertainty of Market Acceptance of ADCON Family of Products," and "-- Uncertainty Related to Development of ADCON Products."

     Development and Regulatory Status. In August 1995, the Company obtained regulatory clearances to affix CE Marking for ADCON-L. The CE Marking for ADCON-L allows the Company to market ADCON-L for lumbar surgery patients in 19 countries, which include (i) the European Union countries (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom); (ii) Switzerland and (iii) the three European Economic Area countries (Iceland, Liechtenstein and Norway). The Company has also satisfied all the necessary regulatory requirements to market ADCON-L in Argentina, Australia, Canada and Israel and is also able to market ADCON-L in New Zealand and the Republic of South Africa.

     On May 27, 1998, the Company received a letter from the FDA approving the PMA for ADCON-L, which permits the Company to market ADCON-L in the U.S. The labeling for ADCON-L in the U.S. indicates that based on the Company's six-month European clinical trial, patients treated with ADCON-L had a statistically significant reduction of scarring and of activity-related pain at six months and that with regard to adverse safety events, the European trial showed no statistically significant difference between the ADCON-L and control group. In addition, such labeling indicates that based on the 12-month post-study surveillance of the European clinical trial of available patients, patients treated with ADCON-L had a statistically significant reduction of scarring at 12 months, but there was no statistically significant difference between patients treated with ADCON-L and the control group for activity-related pain at 12 months. The European clinical trial had a six-month end-point. The labeling also reflects interim six-month results from the U.S. clinical trial, which showed that ADCON-L patients had a statistically significant reduction in scarring and adhesions and a lower incidence of pain while performing certain daily living activities. Upon completion of the U.S. clinical trial, final results of such trial will be submitted to the FDA and included in the labeling for ADCON-L. There can be no assurance that the results of the completed analysis will be consistent with the interim results of such trial or the results of the European trial. See "Risk Factors -- Early Commercialization; Uncertainty of Market Acceptance of ADCON Family of Products," "-- Reliance on Third Party for Manufacturing; Comprehensive Regulation of Manufacturing of Products" and
"-- Government Regulation."

     Marketing and Sales. The Company currently markets ADCON-L in 29 countries outside the U.S. through independent medical device distributors. The Company has entered into distribution agreements for the sale of ADCON-L in certain countries, including Argentina, Australia, Austria, Belgium, Canada, Denmark, Egypt, Finland, France, Germany, Greece, Iceland, Italy, Korea, Luxemburg, Mexico, The Netherlands, New Zealand, Norway, Portugal, the Republic of South Africa, Slovakia, Spain, Sweden, Switzerland and the United Kingdom (collectively, the "Distributing Countries"). As a result of receiving approval from the FDA, the Company has recently commenced marketing ADCON-L in the U.S. through a network of independent manufacturers' agents with an aggregate sales force of approximately 175 sales representatives who serve the orthopaedic and neurosurgical markets. The sales representatives of these organizations will be trained and managed by the sales personnel of the Company. In the U.S., the Company establishes the price of its products for sale to hospitals and the independent manufacturers' agents are reimbursed on a commissioned basis.

     In order to support its distribution network, the Company provides ongoing technical and marketing support through its Area Sales Managers, Marketing and Medical departments. In 1997, the Company provided initial product training for all distributor representatives and subsequent field training for individual sales representatives. The Company also participated in 12 surgeons' meetings in 1997 relating to ADCON-L and provided support for distributors at key meetings with various surgeons in the distributor's territory. In addition, distributors were provided with a package of sales tools, videos, brochures and clinical papers supporting the introduction and use of ADCON-L. During 1997, the Company exhibited at several major surgeons' meetings which were attended by orthopaedic and neurosurgeons whose practices involve spinal surgery, including the American Association of Orthopaedic Surgeons, the American Association of Neurological Surgeons, the North American Spine Society and the International Congress of Neurosurgery.

  ADCON-P

     ADCON-P is a proprietary, resorbable, carbohydrate polymer solution which is applied directly into the pelvic cavity during pelvic and gynecologic surgeries, such as reoperations to remove adhesions and uterine tumor surgeries. ADCON-P is designed to provide a barrier to inhibit scarring and adhesions which may bind the uterus, fallopian tubes or ovaries to the surrounding pelvic cavity.

     In 1994, approximately 1.3 million gynecological surgeries were performed in the U.S. Independent studies have shown that more than 55% of patients undergoing such surgeries experience some scarring and adhesions following pelvic and gynecological surgeries. Such postsurgical scarring and adhesions may form on the ovaries, fallopian tubes and uterus thereby causing infertility or difficulty in conceiving. In preclinical studies conducted by the Company, it was demonstrated that ADCON-P: (i) significantly inhibited the incidence and extent of uterine adhesions, (ii) was resorbable and (iii) was safe. ADCON-P is designed for use in both open incision surgeries and minimally invasive surgeries using a laparoscope. Two existing competitive products used in pelvic surgeries are both "films" and as a result may not be used in minimally invasive surgeries. In addition, ADCON-P can be applied directly to the surgical site, which minimizes the handling of the product during surgery. See
"-- Competition."

     Development and Regulatory Status. The Company has initiated a double-blind, controlled clinical trial and has completed enrollment of 41 patients; 23 patients for evaluation in reoperations to remove adhesions and 18 patients for evaluation in uterine tumor surgeries. This trial evaluates patients between one to three months after surgery to assess the incidence and extent of postsurgical scarring and adhesions. Upon completion of the pilot trial, which is currently anticipated to occur in the second half of 1998, the Company intends to submit a request to the FDA to conduct a pivotal clinical trial for ADCON-P. See "Risk Factors -- Early Commercialization; Uncertainty of Market Acceptance of ADCON Family of Products," and "-- Uncertainty Related to Development of ADCON Products."

     Marketing and Sales. To date, the Company has funded the development of ADCON-P independently of strategic partners and retains all worldwide commercial rights to ADCON-P. Due to the relatively large number of pelvic and gynecological procedures performed and the large number of surgeons performing such surgeries, the Company may seek to enter into agreements with strategic partners for commercialization of ADCON-P, and as a result may relinquish certain rights to ADCON-P to such strategic partners. No assurances can be given that the Company will be able to enter into such a strategic partnership or that in the event the Company does enter into such a strategic partnership that such partnership will be successful. See "Risk Factors -- Reliance on Third Party for Manufacturing; Comprehensive Regulation of Manufacturing of Products,"
" -- Dependence on Strategic Alliances," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  ADCON-T/N

     ADCON-T/N is a proprietary, resorbable, carbohydrate polymer gel which is applied directly to the surgical site following tendon and peripheral nerve surgeries such as primary tendon repair and reoperations to remove adhesions on tendons or peripheral nerves. ADCON-T/N is designed to act as a barrier between the peripheral nerve and the surrounding tissue.

     In 1994, approximately 260,000 tendon and peripheral nerve surgeries were performed in the U.S. The formation of adhesions may bind the tendon to surrounding tissues, which results in a reduction of the tendon's ability to glide, thus limiting the range of motion of the affected joint. In the peripheral nervous system, adhesions may tether nerves to surrounding tissues and may cause compression of nerves, which results in pain or numbness due to loss of nerve function in the hand.

     Clinical Results. In November 1995, the Company completed open label clinical trials involving approximately 68 patients in France and Switzerland to evaluate the use of ADCON-T/N in inhibiting postsurgical scarring and adhesions following various surgical procedures involving tendons and nerves. These trials evaluated range of motion as well as safety. The results of these trials showed that ADCON-T/N was safe and enabled improved range of motion of the affected joint.

     Development and Regulatory Status. In January 1996, the Company obtained regulatory clearances to affix CE Marking for ADCON-T/N. The CE Marking allows the Company to market ADCON-T/N for use in tendon and peripheral nerve surgeries in the 19 European countries that recognize CE Marking. The Company has also obtained all the necessary regulatory requirements to market ADCON-T/N in the same countries it markets ADCON-L. See "-- Government Regulation." In February 1995, the Company received approval to conduct a U.S. pilot clinical trial for ADCON-T/N. The Company is conducting a multi-center, double-blind, controlled clinical trial to test the safety and effectiveness of ADCON-T/N in inhibiting excessive scarring and adhesions following peripheral nerve surgery of the hand. The study has commenced at 14 clinical centers and will enroll up to 230 patients. To date, the Company has enrolled approximately one-third of the patients necessary to conduct this trial. Because the trial is directed toward a specific patient population and because most of such surgeries are performed at local or regional hospitals, thereby dispersing the patient population, the Company has experienced delays in completing enrollment. The Company has taken certain measures to enhance enrollment of this trial. Further delays in completing enrollment, however, may delay the regulatory approval process of ADCON-T/N in the U.S. There can be no assurance, however, as to the timing of completion of such trial, or, upon such completion, the regulatory approval, if at all, in the U.S. See "Risk Factors -- Early Commercialization; Uncertainty of Market Acceptance of ADCON Family of Products" and "-- Uncertainty Related to Development of ADCON Products."

     Marketing and Sales. The Company is currently marketing ADCON-T/N in the 29 Distributing Countries. The Company provides ongoing technical and marketing support through its Area Sales Managers, Marketing and Medical departments. In 1997, the Company provided initial product training for all distributor representatives and subsequent field training for individual sales representatives. The Company also participated in eight surgeons' meetings relating to ADCON-T/N in 1997 and provided support for distributors at key meetings with various surgeons in the distributor's territory. In addition, distributors were provided with a package of sales tools, videos, brochures and clinical papers supporting the introduction and use of ADCON-T/N. During 1997, the Company exhibited at several major surgeons meetings, including American Society for Surgery of the Hand and Federation of European Societies of Surgeries of the Hand.

     To date, the Company has funded the development of ADCON-T/N independently of strategic partners and retains all worldwide commercial rights to ADCON-T/N, except in Japan with respect to Chugai. The Company is exploring marketing alternatives for ADCON-T/N and may continue marketing through independent distributors or the Company may enter into agreements with strategic partners for ADCON-T/N, and as a result may relinquish certain rights to ADCON-T/N to such strategic partners. No assurances can be given that the Company will enter into such a strategic partnership or that in the event the Company does enter into such a strategic partnership that such partnership will be successful. See "Risk Factors -- Reliance on Third Party for Manufacturing; Comprehensive Regulation of Manufacturing of Products," " -- Dependence on Strategic Alliances," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  Other ADCON Products

     The Company is also currently conducting preclinical studies relating to applications of its ADCON technology in other propriety, resorbable, carbohydrate polymer medical devices designed to inhibit scarring and adhesions in certain additional surgical procedures. Due to the differences in the body environments in which each of the products would be used, each of the Company's ADCON products is being designed to be adapted for use at the specific surgical site. Examples of other types of surgery where adhesions are common and are known to create troublesome postsurgical complications include (i) abdominal surgery, where peritoneal adhesions between organs and/or the abdominal wall may seriously impair gastrointestinal function; (ii) implant/prosthetic surgery, where adhesions may compromise the effective performance of the implanted medical device; and (iii) cardiac surgery, where adhesions may significantly increase the risk of injury during reoperation. The Company is developing ADCON-A for use in abdominal surgery, ADCON-I for use in implant/prosthetic surgery, and ADCON-C for use in cardiac surgery. In 1994, approximately 2.5 million abdominal surgeries, approximately 1.4 million implant/prosthetic surgeries and approximately 1.0 million cardiac surgeries were performed in the U.S. The Company currently intends to formulate its ADCON family of products as solutions and gels, which will permit their use in both open incision and minimally invasive surgeries. In contrast, the presently developed and marketed film products cannot be used in minimally invasive surgeries. Additionally, the ADCON gels and solutions are applied directly to the surgical site, which minimizes the handling of the products during surgery. See "-- Competition." The Company may seek one or more strategic partners to collaborate on the development and commercialization of these additional ADCON products. See "Risk Factors -- Early Commercialization; Uncertainty of Market Acceptance of ADCON Family of Products," and "-- Uncertainty Related to Development of ADCON Products."

NEUROLOGIC DRUG DEVELOPMENT PROGRAMS

     The Company is engaged in the discovery and development of therapeutic products for use in the treatment of certain central nervous system disorders for which the Company believes existing therapies are inadequate. The Company is focusing its therapeutic research and development efforts on the discovery and development of small molecules for the treatment of ADHD, sleep disorders, obesity, anxiety and AD. The Company's AD research and development efforts are being pursued through its strategic alliance with Janssen. See "-- The Janssen Agreement."

  Cognition Modulation Program

     The Company is conducting research to discover and develop a class of small molecules designed to act on the histamine H(3) receptor in the brain. Histamine is a chemical messenger released from certain neurons in the brain which regulates sleep/wake states and modulates levels of arousal and alertness in the conscious state. The histamine H(3) receptor is predominantly found in the brain and regulates the synthesis and release of histamine in the brain. An antagonist to this receptor would lead to enhanced states of arousal and alertness. The histamine H(3) receptor antagonists may be useful in treating disorders in which central nervous system arousal is desirable, such as ADHD or narcolepsy. An agonist to the receptor may prove useful in treating disorders in which suppression of the central nervous system is desirable, such as anxiety and insomnia.

     Histamine H(3) Receptor Antagonists. The Company believes histamine H(3) receptor antagonists could provide a therapeutic approach for enhancing cognition and positive behavior in patients with disorders characterized by memory and learning deficiencies such as AD and ADHD. Such an agent could also be useful in arousing patients with various forms of depressed activity of the central nervous system, such as narcolepsy. In addition, the compounds may be used in the treatment of obesity. The Company has discovered and developed highly selective histamine H(3) receptor antagonists, which have been shown in in vivo studies to (i) penetrate the blood-brain barrier after oral administration, (ii) selectively block the histamine H(3) receptor in the brain and (iii) modulate levels of arousal and alertness. The Company has demonstrated in preclinical studies that the histamine H(3) antagonists improve learning and memory and have potential advantages in both safety and abuse potential and have a prolonged duration of action. The Company anticipates that a lead compound for its H(3) antagonist will be identified in the second half of 1998 and that it will begin human clinical trials with respect to such compound in late 1998. See "Risk Factors -- Early Stage of Development for Therapeutic Programs" and "-- Government Regulation."

     While there are currently available products for the treatment of the conditions mentioned above, the Company is not aware of any such products based on the histamine H(3) receptor antagonists. The histamine H(3) receptor is a member of a family of histamine receptors which has been demonstrated to have significant pharmaceutical uses and has proven to be useful in developing drug candidates. For example, antagonists to the histamine H(1) receptor are used as "antihistamines" for treating symptoms of the common cold, and include products such as Benadryl and Claritin, and antagonists to the histamine H(2) receptor are used as anti-ulcer agents, and include products such as Tagamet and Zantac. The Company has obtained a U.S. patent and filed several additional patent applications covering the histamine H(3) receptor antagonists currently being developed by the Company. See "Risk Factors -- Patents, Licenses and Proprietary Rights" and "-- Patents, Trademarks and Trade Secrets."

     Histamine H(3) Receptor Agonists. The Company has also begun research and development of histamine H(3) receptor agonists to reduce levels of wakefulness and arousal for use in the treatment of anxiety and insomnia. To date, the Company has developed several compounds which have high affinity for the histamine H(3) receptor and in animal models have been shown to penetrate the blood-brain barrier and occupy histamine H(3) receptors. The Company continues to synthesize and screen new compounds as potential selective agonists of the histamine H(3) receptor.

     To date, the Company has pursued the development of its Cognition Modulation technology independently of strategic partners and retains all of the worldwide commercial rights to all of the products it may develop. In the future, the Company may seek one or more strategic partners for the development of its Cognition Modulation technology. No assurances can be given that the Company will be able to enter into such a strategic alliance or partnership, or that in the event the Company does enter into such a strategic alliance or partnership, that such alliance or partnership will be successful. See "Risk Factors -- Dependence on Strategic Alliances."

  Alzheimer's Disease Program

     AD is characterized by progressive dementia due to degeneration and death of neuronal cells. The cause of AD is unknown, and there are no proven means of prevention or cure. Research in AD has been directed primarily at providing replacement therapy for neurotransmitter deficiencies in order to alleviate the symptoms and has focused on the role of beta-amyloid, which is the major component of the brain deposits called senile plaques that accumulate in the brain of a patient with AD. The Company has demonstrated that the presence of beta-amyloid plaques results in the release of pro-inflammatory molecules which can result in neuronal death. The Company believes glial cells play a causative role in neuronal death associated with AD. The Company is developing small molecular weight compounds to block the release of these pro-inflammatory molecules.

     The Company is engaged in two programs for the discovery and development of compounds to inhibit these unwanted glial cell associated events. These two programs, which the Company is pursuing through its strategic alliance with Janssen, are as follows:

     Inhibitors of Beta-Amyloid Induced Inflammation. The Company has discovered that the presence of beta-amyloid plaques results in a specific metabolic response in glial cells, including the release of pro-inflammatory molecules, which has been reported to occur in the brain of patients with AD. These pro-inflammatory molecules are believed to cause neuronal death. The Company is working with Janssen on the development of compounds that would block the affects of beta-amyloid plaques on glial cells and thus block or reduce the release of inflammatory agents, thereby reducing the incidence of neuronal death. The Company has developed a number of high throughput in vitro assay systems that have been used to screen Janssen's pharmaceutical library for inhibitors of these beta-amyloid-induced actions. As a result of the Company's efforts, several potential lead compounds that block or reduce the release of inflammatory agents have been identified.

     Inhibitors of Complement Activation. The Company is also pursuing research relating to activated proteins of an immune response system known as the "complement cascade." Activated complement proteins are associated with beta-amyloid in AD senile plaques. The complement cascade is part of the immune response typically invoked to fight systemic infections, resulting in the death of pathogenic cells, but is not usually found in the brain. The Company has discovered that beta-amyloid can bind one of the complement proteins and activate the entire complement cascade, providing an explanation for the presence of activated complement proteins in patients with AD. The activation of the complement cascade may result in neuronal death. The Company is working with Janssen on the development of compounds that would block the complement activation. The Company has developed a number of high throughput in vitro assay systems that have been used to screen Janssen's pharmaceutical library for inhibitors of beta-amyloid induced activation of the complement cascade. As a result of the Company's efforts, several potential lead compounds that block beta-amyloid induced activation of the complement cascade have been identified.

     Development Status. Janssen is currently utilizing chemistry to advance the development of the lead compounds identified for both the beta-amyloid induced inflammatory molecule and the inhibitors of complement activation programs. In addition, Janssen is funding the development by the Company of in vivo animal models to further evaluate the efficacy of selected potential lead compounds for each of these programs. A joint committee consisting of members of management of the Company and Janssen will evaluate each of the lead compounds identified for the inhibitors of beta-amyloid induced inflammation and inhibitors of complement activation. This committee will identify compounds for further preclinical studies and development, including clinical studies. The Company anticipates that a lead compound will be identified for preclinical testing in late 1998. See "Risk Factors -- Early Stage of Development for Therapeutic Programs."

     The Janssen Agreement. In October 1994, under the terms of the Janssen Agreement, Johnson & Johnson Development Corporation, a subsidiary of Johnson & Johnson, made an equity investment in the Company and Janssen, a wholly-owned subsidiary of Johnson & Johnson, paid the Company an initial licensing fee. The initial Janssen Agreement provided funding by Janssen to the Company for AD research through October 1997. In September 1995, the Company entered into an addendum to the Janssen Agreement in order to expand the scope of the collaboration on AD to include research relating to inhibitors of complement activation. In October 1997, Janssen exercised its option to extend the Janssen Agreement for a period of one year through October 1998 and has retained the right to extend it for an additional period of one year. The Janssen Agreement provides for total funding and milestone payments of up to approximately $30.0 million. As of March 31, 1998, the Company has received approximately $9.7 million in revenues under the Janssen Agreement. Janssen is required to make additional payments to the Company upon the attainment of certain clinical and developmental milestones. Janssen is also responsible for all development costs, including the cost associated with clinical trials and obtaining regulatory approval. Technology developed pursuant to the Janssen Agreement will be the property of Janssen. Janssen's parent, Johnson & Johnson, has worldwide distribution rights for all products developed as a result of this collaboration. The Company will receive a royalty from Janssen on any sales of such products. There can be no assurance that development of the AD program will be successfully completed or that Janssen or Johnson & Johnson will be able to successfully commercialize the products developed as part of any collaborative efforts pursuant to the Janssen Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note I to Consolidated Financial Statements.

MARKETING AND SALES

     The Company is marketing its ADCON products outside the U.S. through independent medical device distributors. The Company has entered into agreements with independent distributors regarding country specific sales and distribution rights for ADCON-L and ADCON-T/N in the 29 Distributing Countries. The distributors in Europe are managed by the Company's European sales organization, which consists of four Area Sales Managers, located in The Netherlands, Germany, France and Italy. The non-European distributors are managed by an international sales manager located at the Company's executive offices in Cleveland, Ohio. In addition, the Company signed a development and exclusive license agreement in December 1996 with Chugai for the exclusive sale of ADCON-L and ADCON-T/N in Japan. Chugai has filed applications requesting regulatory approval to market ADCON-L and ADCON-T/N in Japan. Unless terminated earlier by either the Company or Chugai, the agreement with Chugai shall remain in effect until the date on which the last Japanese patent issued in connection with the agreement expires.

     These distributor agreements provide the distributors with exclusive distribution rights in their assigned territory. The agreements require the distributors to meet specified minimum annual purchase targets and to provide the Company with periodic reports on their sales to hospitals. In the event such targets are not achieved, the Company may, upon the expiration of applicable notice periods, terminate the exclusivity of such arrangement. The Company currently establishes the price of its products for sale to distributors and each distributor then sets the price, including any discounts at which the product is sold to the hospital. The Company's distributors are independent third parties, are not employees of the Company and are not under the direct control or supervision of the Company, except that they are subject to the terms and conditions of their respective distribution agreements. See "Risk
Factors -- Dependence on Independent Distributors; No Direct Sales Force."

     As a result of receiving approval from the FDA, the Company has recently commenced marketing ADCON-L in the U.S. through a network of independent manufacturers' agents with an aggregate sales force of approximately 175 sales representatives who serve the orthopaedic and neurosurgical markets. The sales representatives of these organizations are trained and managed by the sales personnel of the Company. These manufacturers' agents agreements provide the agents with exclusive distribution rights in their assigned territory. The agreements require the agents to meet certain sales targets. In the event such targets are not achieved, the Company may, upon the expiration of applicable notice periods, terminate the exclusivity of such arrangement. In the U.S., the Company establishes the price of its products for sale to hospitals and the independent manufacturers' agents are reimbursed on a commissioned basis.

MANUFACTURING AND SUPPLIERS

     The Company does not have any manufacturing facilities and presently utilizes a sole third-party manufacturer, EMCM, located in Nijmegen, The Netherlands, for the manufacture of its commercial and clinical requirements of ADCON-L, ADCON-P and ADCON-T/N. The Company believes that the manufacturer has the ability to supply sufficient products to satisfy the Company's existing and future requirements for the development and commercialization of its ADCON products. The Company maintains an inventory of its products in warehouses located in the U.S. and The Netherlands. The Company currently purchases the key components for ADCON-L, ADCON-P and ADCON-T/N from suppliers and provides such components to the contract manufacturer who formulates these components into ADCON-L, ADCON-P and ADCON-T/N. The contract manufacturer is registered as a subcontractor for the manufacture of pharmaceutical products by The Netherlands designated agency and is certified to ISO requirements for manufacture of such products. ISO Certification is an internationally recognized standard of quality manufacturing. The Company intends to identify additional manufacturers in the future, including a U.S.-based contract manufacturer. The manufacture of the Company's products is subject to QSR or other requirements prescribed by the appropriate regulatory agency in the country of use. There can be no assurance that the Company's current manufacturer will continue to comply with all applicable regulatory requirements or that such manufacturer will be able to supply the Company with such products or that the Company will be able to identify additional manufacturers of its products on terms acceptable to the Company. See "Risk Factors -- Reliance on Third Parties for Manufacturing; Comprehensive Regulation of Manufacturing of Products" and "-- Reliance on a Single Source Supplier."

     The Company currently obtains one of the key components for its ADCON products from a single supplier. The Company also has developed its own proprietary process to manufacture this key component and is currently manufacturing it on a pilot basis through a contract manufacturer according to QSR requirements. The Company intends to have this proprietary process qualified under applicable regulatory requirements in the first half of 1999 in order to have an alternate source of supply. In addition, the Company is pursuing qualification of additional suppliers. There can be no assurance that the Company will be successful in developing such a proprietary process or that such proprietary process will be qualified or alternative sources will be located or that the current supply of raw materials will continue to be provided on terms and conditions acceptable to the Company, if at all. See "Risk Factors -- Reliance on Third Party for Manufacturing; Comprehensive Regulation of Manufacturing of Products."

COMPETITION

     There is substantial competition in the medical device and pharmaceutical industries, both from specialized firms and from major pharmaceutical, chemical, medical device and surgical supply companies. Furthermore, academic institutions, governmental agencies, and other public and private research organizations also continue to conduct research, seek patent protection, and establish collaborative arrangements with commercial entities for product development and marketing. Products resulting from these activities may compete directly with any products developed by the Company. These companies and institutions also compete with the Company in recruiting and retaining highly qualified scientific personnel.

     Although the Company is not aware of any products on the market that would directly compete with ADCON-L or ADCON-T/N, there are products on the market which would compete with ADCON-P. These products include Interceed, a film comprised of oxidized regenerated cellulose which has been marketed for several years by Johnson & Johnson to prevent surgical adhesions following pelvic surgeries, and Seprafilm, a film comprised of sodium hyaluronic acid and carboxymethyl cellulose which is marketed by Genzyme Corporation to inhibit surgical adhesions following both pelvic and abdominal surgeries. There are significant efforts by others, including many large pharmaceutical companies and academic institutions, to develop products which may compete with products that are developed by the Company relating to its ADCON family of products, the Cognition Modulation program and the AD program. Some of these products may be at a more advanced stage of development than the Company's products. In addition, there may be substantial competition in the biopharmaceutical and medical industries, both from specialized firms and from major pharmaceutical, chemical, medical device and surgical supply companies. Many of the Company's potential competitors have product development capabilities and financial and human resources greater than the Company, and have manufacturing, marketing, sales and distribution capabilities that the Company does not have. Universities and other research institutions may develop similar technologies and processes which, in some instances, may be utilized by others to compete with the Company's products.

     The Company expects to encounter significant competition for each of its product candidates. To compete successfully, the Company will be required to develop and maintain scientifically advanced technology, develop proprietary products, attract and retain highly qualified personnel, obtain patent or other protection for its products, obtain required regulatory approvals and manufacture and successfully market its products, either alone or through collaboration with third parties. See "Risk Factors -- Technological Change" and "-- Dependence on Key Management and Qualified Personnel."

GOVERNMENT REGULATION

     The manufacture and sale of the Company's products are subject to regulation by numerous authorities, principally the FDA, and corresponding state and foreign authorities. The regulatory process is lengthy, expensive and uncertain. Prior to commercial sale in the United States, most medical devices and new drugs, including the Company's products under development, must be cleared or approved by the FDA. In addition, certain material changes or modifications to medical devices and drugs also are subject to FDA review and approval. Securing the FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA. Product clearances and approvals can be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. The FDA and other agency requirements for manufacturing, product testing, and marketing also can vary depending upon whether the product is a medical device or drug. Failure to comply with applicable FDA regulatory requirements could result in sanctions being imposed on the Company or the manufacturer of its products, including warning letters, fines, injunctions, civil penalties, failure of the FDA to grant premarket clearance or premarket approval of medical devices and drugs, operating restrictions and criminal prosecution. Sales of the Company's products outside of the United States are subject to foreign regulatory requirements that may vary widely from country to country. The time required to obtain clearance from a foreign country may be longer or shorter than that required by the FDA or other such agencies, and clearance or approval or other product requirements may differ. There can be no assurance that the Company will be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for any of its products under development, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

     There is no certainty that the clinical studies involving ADCON-T/N and ADCON-P will be completed in a timely manner or that the data and information obtained will be sufficient to support the filing of a premarket approval application. There can be no assurance that the Company will be able to obtain necessary approvals to market ADCON-T/N or ADCON-P or any other products under development on a timely basis, if at all, and delays in receipt or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

     Any products manufactured or distributed pursuant to clearance of a premarket notification submission or an approved premarket approval application are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experience with the use of the device. The Federal Food, Drug and Cosmetic Act ("FDC Act") requires that medical devices be manufactured in registered establishments and in accordance with the QSR requirements for medical devices. Such manufacturing facilities are subject to periodic inspections by the FDA.

     Regulation of Medical Devices -- United States. The FDC Act requires premarket clearance or premarket approval by the FDA prior to commercialization of medical devices. Pursuant to the FDC Act, the FDA regulates the manufacture, distribution and production of medical devices in the United States. Medical devices are classified into class I, II or III on the basis of the controls deemed by the FDA to be reasonably necessary to ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling and adherence to QSR) and class II devices are subject to premarket clearance and special controls (e.g., performance standards, postmarket surveillance, patient registries and FDA guidelines). Generally, class III devices are those which require premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices which have been found not to be substantially equivalent to legally marketed devices). The FDA regulates the Company's ADCON-L, ADCON-P and ADCON-T/N products as class III medical devices.

     Before a new device can be introduced into the market, the manufacturer or distributor generally must obtain FDA clearance or approval through either a 510(k) premarket notification or a PMA. A 510(k) clearance will be granted if the submitted data establish that the proposed device is "substantially equivalent" to a legally marketed class I or II medical device, or to a preamendment class III medical device (i.e., one that has been marketed since a date prior to May 28, 1976) for which the FDA has not called for premarket approvals. A PMA must be filed if the proposed device is not substantially equivalent to a legally marketed device or if it is a preamendment class III device for which the FDA has called for premarket approvals. A PMA must be supported by extensive data, including preclinical and clinical trial data to demonstrate the safety and efficacy of the device. If human clinical trials of a device are required and if the device presents a "significant risk," the manufacturer or the distributor of the device is required to obtain FDA approval of an IDE application prior to commencing human clinical trials.

     The IDE application must be supported by data, typically including the results of animal and, possibly, mechanical testing. If the IDE application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a maximum specific number of patients, as approved by the agency. The clinical trials must be conducted under the auspices of an independent institutional review board ("IRB") established pursuant to FDA regulations. In August 1995, the Company received FDA approval for an IDE application permitting the initiation of a U.S. multi-center clinical trial of ADCON-L. This clinical trial for

ADCON-L was initiated in January 1996. In April 1995, the Company received FDA approval of an IDE application to conduct multi-center clinical trials of ADCON-T/N. The ADCON-T/N multi-center clinical trials are ongoing. The Company also received FDA conditional approval of its IDE application to conduct a clinical pilot trial of ADCON-P on September 3, 1997 and final approval to conduct such clinical pilot trial of ADCON-P on November 19, 1997.

     Following receipt of the PMA, if the FDA determines that the PMA is sufficiently complete to permit a substantive review, the FDA will "file" the application. Once the submission is filed, the FDA begins a review of the PMA. The PMA process can be expensive, uncertain and lengthy, frequently requiring one to several years from the date the premarket approval application is accepted for filing. A number of devices for which premarket approval has been sought by other companies have never been approved for marketing. The review time is often significantly extended by the FDA, which may require more information or clarification of information already provided in the submission. During the review period, an advisory committee likely will be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. In addition, the FDA will inspect the manufacturing facility to ensure compliance with QSR requirements prior to approval of a PMA. If granted, the premarket approval may include significant limitations on the indicated uses for which a product may be marketed. The FDA prohibits promoting products for unapproved or "off-label" uses. The Company submitted a PMA application for ADCON-L in December 1996. This application was deemed filed in February 1997 and granted expedited review by the FDA. Based on the results of the European pivotal clinical trials for ADCON-L and interim data of the U.S. clinical study currently underway, the Advisory Panel of the FDA recommended in December 1997 that ADCON-L be approved by the FDA for marketing in the U.S. subject to certain conditions and labeling requirements. On May 27, 1998, the Company received a letter from the FDA approving the PMA for ADCON-L, which permits the Company to market ADCON-L in the U.S.

     There is no certainty that the clinical studies involving ADCON-P and ADCON-T/N will be completed in a timely manner or that the data and information obtained will be sufficient to support the filing of a PMA. There can be no assurance that the Company will be able to obtain necessary approvals to market ADCON-P or ADCON-T/N or any other products under development on a timely basis, if at all, and delays in receipt or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

     Modifications to a device that is the subject of an approved PMA, its labeling, or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

     Any products manufactured or distributed pursuant to clearance of a premarket notification submission or an approved premarket approval application are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experience with the use of the device. The FDC Act requires that medical devices be manufactured in registered establishments and in accordance with the QSR requirements for medical devices. Such manufacturing facilities are subject to periodic inspections by the FDA. The manufacturing facility utilized by EMCM in manufacturing the Company's ADCON family of products must undergo a review and inspection by the FDA for QSR requirements before ADCON-L can be approved by the FDA for marketing in the U.S. In February-March 1998, the FDA inspected the Company's headquarters and EMCM's manufacturing facility. In connection with these inspections, the FDA issued a Form 483 listing a number of observations relating to the Company's headquarters and a second Form 483 listing additional observations relating to the EMCM manufacturing facility. The Company has addressed these conditions to the FDA's satisfaction.

     The President recently signed into law the Food and Drug Administration Modernization Act of 1997 ("FDAMA"). This legislation makes changes in the provisions of the FDC Act affecting the regulation of devices, drugs and biological products. With respect to devices, the changes will affect the IDE, 510(k) and PMA processes, and also will affect device standards and data requirements, procedures relating to humanitarian and breakthrough devices, tracking and postmarket surveillance, accredited third party review, and the dissemination of off-label information. The Company cannot predict how or when these changes will be implemented or what effect the changes will have on the regulation of the Company's products.

     Regulations of Drugs -- United States. Drugs are a category of products that can include biologics, such as vaccines, and prescription or over-the-counter medications. Each of these classes of products is often regulated differently and, therefore, approval requirements, if any, can vary significantly. Before a new drug may be commercially sold in the United States, clinical trials and other tests on the product must be conducted and the results submitted to the appropriate regulatory agencies as part of the approval process. Drug products that the Company may develop are subject to FDA regulation under the FDC Act. Drug products also would be subject to regulation under the Public Health Service Act if they are classified as biologics. The Company believes that its AD and other nervous system disorder products would be regulated as new drugs.

     The steps required before a new drug product may be marketed in the United States include (i) preclinical laboratory and animal tests conducted in accordance with Good Laboratory Practices, (ii) submission to the FDA of an application for an investigational new drug ("IND"), which must become effective before human clinical trials may commence, (iii) well-controlled human clinical trials to establish the safety and efficacy of the new drug product, (iv) submission of a new drug application ("NDA") to the FDA for nonbiological drugs, and (v) FDA approval of the NDA prior to any commercial sale or shipment of the drug. Approval by the FDA must be obtained for each product and for each indication to be treated with each product. The filing of an NDA and the marketing of approved prescription drugs also requires the payment of certain user fees to the FDA.

     Preclinical tests include formulation development, laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of a product formulation. Preclinical tests are submitted to the FDA as part of the IND. Unless the FDA issues a clinical hold, the IND will become effective 30 days following its receipt by the FDA. There is no certainty that submission of an IND will result in the ability to conduct one phase of a clinical trial or that the lack of the issuance of a clinical hold on one phase of a clinical trial will result in other phases or that the completion of clinical trials will result in FDA approval. Clinical trials may be placed on hold by the FDA at any time for a variety of reasons, particularly if safety concerns exist.

     Clinical trials involving the administration of the investigational drug product to humans typically are conducted in three phases and are subject to specific protocols that are particularly detailed in Phases II and III. Each protocol indicating how the clinical trial will be conducted must be submitted for review to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an IRB and in accordance with informed consent requirement. The IRB considers, among other factors, ethical concerns, informed consent requirements and protection of human subjects. The IRB or the FDA may require changes in a protocol both prior to and after commencement of a trial. There is no assurance that the IRB or the FDA will permit a study to go forward or, once started, to be completed. The FDA's review of a study protocol does not necessarily mean that if the study is successful it will constitute proof of safety or efficacy.

     The three phases of clinical trials are generally conducted sequentially, but they may overlap. Phase I testing generally involves the initial introduction of the drug into humans for testing the safety, side effects, dosage tolerance, metabolism and clinical pharmacology of the drug. In the case of drugs for life-threatening diseases, the initial human testing is generally done in patients rather than in healthy volunteers. Because these patients are already afflicted with the target disease, it is possible that such studies may provide results traditionally obtained in Phase II trials. These trials are referred to as Phase I/II trials. Phase II testing generally involves well-controlled tests in a larger but still limited patient population to determine the efficacy of the drug for specific indications, to determine optimal dosage and to identify possible side effects and safety risks. If a drug is found to be effective in Phase II evaluations, expanded Phase III trials are undertaken to evaluate the overall risks and benefits of the drug in relation to the treated disease in light of other available therapies. Phase III studies can include significant numbers of patients. Phase III clinical studies may be avoided under certain circumstances. For example, under the FDA's expedited approval interim regulations, the FDA may determine that the study is not necessary, especially where no adequate alternative therapy exists, and if the disease under examination is life-threatening or seriously debilitating. The FDA may suspend clinical trials at any time if the patients are believed to be exposed to a significant health risk.

     Reports of results of preclinical studies and clinical trials for nonbiological drugs, such as those likely to be developed by the Company, are submitted to the FDA in the form of an NDA for approval for marketing and commercial shipment. The NDA also includes information pertaining to the preparation of drug substances, analytical methods, drug product formulation, details on the manufacture of finished product as well as proposed product packaging and labeling. Submission of an NDA does not assure FDA approval for marketing. The application review process generally takes one to three years to complete, although reviews of treatments for cancer and other severely debilitating or life-threatening diseases may be accelerated. However, the process may take substantially longer if, among other things, the FDA has questions or concerns about the safety and/or efficacy of a product. No assurance exists that the Company's drug products will qualify for expedited or accelerated review procedures.

     In general, the FDA traditionally has required at least two adequate and well-controlled clinical studies demonstrating efficacy with sufficient levels of statistical assurance. The recently enacted FDAMA now allows the consideration of one such study. However, additional information may be required. For example, the FDA also may require long-term toxicity studies or other studies relating to product safety or efficacy. Notwithstanding the submission of such data, the FDA ultimately may decide that the application does not satisfy its regulatory criteria for approval. Finally, the FDA may require additional clinical tests following NDA approval to confirm safety and efficacy (Phase IV clinical tests). Less extensive approval requirements can apply to generic and other types of drugs, but no assurance exists that the Company's AD and other nervous system disorder products, or any other drug products which the Company may develop, will qualify for such abbreviated requirements.

     Prospective manufacturers must also conform to the GMP requirements, permit FDA inspection, and register and list drug products with the FDA. In complying with GMP, manufacturers must continue to expend time, money and effort in production, recordkeeping and quality assurance to ensure that the product meets applicable specifications and other requirements. Failure to comply subjects the manufacturer to possible FDA action, such as the suspension of manufacturing, seizure of the product or voluntary recall of the product.

     The product testing and approval process is likely to take a substantial number of years and involves the expenditure of substantial resources. The FDA also may require postmarket testing and surveillance to monitor the use of the product and continued compliance with regulatory requirements. Upon approval, a drug only may be marketed for the approved indications in the approved dosage forms and at the approved dosages. Adverse experiences with the product must be reported to the FDA. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems concerning safety or efficacy of the product occur following approval.

     Foreign manufacturers of drug products intended for importation into the United States also must comply with relevant registration and listing requirements, the GMP regulations, and are subject to periodic inspection by the FDA or by local authorities under agreement with the FDA.

     Other Regulation. The advertising of FDA-regulated products may be subject to Federal Trade Commission jurisdiction. The Company also is subject to regulations by the Occupational Safety and Health Administration and by the U.S. Environmental Protection Agency under such statutes as the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other laws. Various states and other foreign governments often have comparable health and environmental laws.

     Foreign Regulation. The Company is subject in many countries to regulatory requirements concerning drugs and devices and relating to human clinical trials, marketing approvals and product testing. See "Risk Factors -- Uncertainty of Health Care Reimbursement."

     Member states of the European Union were required to put in effect the Medical Devices Directive ("MDD") from January 1, 1995. The scope of this directive covers all medical devices except active implants and in vitro diagnostic devices, which are subject to separate directives. The MDD includes, among others, requirements with respect to the design, safety, performance and manufacture of products. Under the system established by the MDD, medical devices must qualify for CE marking in order to be placed on the market and put into service after June 14, 1998. During the transitional period (from January 1, 1995 to June 14, 1998)
medical devices could be placed on the market and put into service if they complied with the requirements of the MDD or national requirements that were in force on December 31, 1994.

     In order to qualify for CE Marking, the manufacturer must comply with the Essential Requirements of the MDD. These relate to safety and performance. In order to demonstrate compliance with these requirements of the MDD, the manufacturer must undergo conformity assessment which depends on the class of the product. The Company has chosen as its conformity assessment EC type-examination of the product by a Notified Body and assessment of the manufacturer's quality system used in production by a Notified Body. The Notified Body chosen by the Company is a Dutch non-governmental entity which, after an accreditation proceeding, has been notified by the Dutch Competent Authority to the European Commission that it may carry out conformity assessment tasks under the MDD. Once all the necessary conformity assessment tasks have been completed to the satisfaction of the Notified Body and the manufacturer is convinced that it is in full compliance with the MDD, CE Marking may be affixed on the products concerned.

     Although member countries must accept for marketing medical devices bearing a CE Marking without imposing further requirements related to product safety and performance, each country may require the use of its own language on labels and instructions for use. National Competent Authorities, who are required to enforce compliance with the requirements of the MDD, can restrict, prohibit and recall CE Marked products if they are considered to be unsafe. Such a decision must be confirmed by the European Commission in order to be valid. Member countries can impose additional requirements as long as they do not violate the MDD or constitute technical barriers to trade. There can be no assurances, however, that member countries will continue to recognize the restrictions on such countries to impose additional requirements for CE Marked products.

     Within the European Union, premarket compliance for devices must be supported by clinical data of a type and extent set out by European Union directives, standards as interpreted by Competent Authorities and Notified Bodies. The regulatory compliance process for the commencement of clinical trials varies currently from country to country.

     The new post-1994 regimes for medical devices are based on directives. Devices will be subject to, in addition to other future European Union or other countries legislation, continued national regulation on pricing and reimbursement, which may vary from country to country. Certain other requirements such as clinical investigations and post marketing surveillance, will probably be subject to significant variation among countries. The regulation of drugs in the European Union is subject to a separate and different regulatory framework which requires, among other things, premarket approval by the applicable regulatory agencies before sale of such products.

PATENTS, TRADEMARKS AND TRADE SECRETS

     Proprietary protection for the Company's product candidates, processes and know-how is important to the Company's business. The Company's policy is to file patent applications to protect technology, inventions and improvements that are considered important to the development of its business. The Company also relies upon trade secrets, know-how and continuing technological innovation to develop and maintain its competitive position. The Company plans to aggressively prosecute and defend its patents and proprietary technology.

     The Company owns three issued U.S. patents, one of which expires in 2014, and two of which expire in 2015, two pending U.S. patent applications, and corresponding foreign patent applications relating to its ADCON products. The issued patents cover compositions included in the ADCON products and methods for their use. Claims directed to related compositions and methods are being pursued in the pending applications.

     The Company has been approached by a third-party regarding the potential infringement, by the ADCON line of products, of two U.S. patents for which the third-party is the licensee. Based upon its investigation, the Company believes that the claims of such issued patents are invalid or not infringed by the ADCON products. There can, however, be no assurance that the Company will not be sued by such third party, and the Company could incur substantial costs and diversion of management resources with respect to the defense of any such lawsuit, which costs and diversion could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, there can be no assurance that infringement of these two patents will not be found to exist, that the Company will not be enjoined from making, using and selling its ADCON products, or that the Company will not be ordered to pay damages that would have a material adverse effect on the Company's ability to conduct its business. Moreover, there can be no assurance that a sublicense under these patents, if necessary, will be available on reasonable terms, if at all.

     As a result of allegations made by Dr. Jerry Silver, an employee of Case Western Reserve University ("CWRU"), and CWRU, that Dr. Silver is a co-inventor of the Company's issued U.S. Patent No. 5,605,938, which is one of the Company's three issued patents relating to its ADCON technology, and which covers certain of the Company's ADCON products, the Company filed a civil action in the United States District Court for the Northern District of Ohio, Eastern Division, entitled Gliatech Inc. v. Dr. Jerry Silver and Case Western Reserve University, Civil Action No. 1:97CV 2306, requesting, inter alia, a declaration that Dr. Silver is not a co-inventor of the patent. On March 17, 1998, the suit was dismissed pursuant to the terms and conditions of a Settlement Agreement, effective as of February 20, 1998 by and among the Company, Dr. Silver and CWRU.

     A U.S. patent application, filed solely by the Company, has been issued covering the composition of matter for a series of synthetic H(3) receptor antagonist compounds, which is due to expire in 2015. Several additional U.S. patent applications and their corresponding foreign applications for additional series of H(3) receptor antagonists and one series of H(3) receptor agonist compounds, their methods of medical use and pharmaceutical compositions, are pending. No assurance can be given that any claims relating to these products and methods will be issued.

     The Company is prosecuting its patent applications with the USPTO but the Company does not know whether any of its applications will result in the issuance of any patents or, if any patents are issued, whether any issued patent will provide significant proprietary protection or will be circumvented or invalidated. During the course of patent prosecution, patent applications are evaluated, inter alia, for utility, novelty, nonobviousness and enablement. The USPTO may require that the claims of an initially filed patent application be amended if it is determined that the scope of the claims includes subject matter that is not useful, novel, nonobvious or enabled. Furthermore, in certain instances, the practice of a patentable invention may require a license from the holder of dominant patent rights. In cases where one party believes that it has a claim to an invention covered by a patent application or patent of a second party, the first party may institute an interference proceeding in the USPTO or such a proceeding may otherwise be declared by the USPTO. In general, in an interference proceeding, the USPTO would review the competing patents and/or patent applications to determine the validity of the competing claims, including but not limited to determining priority of invention. Any such determination would be subject to appeal in the appropriate U.S. federal courts.

     There can be no assurance that additional patents will be obtained by the Company or that issued patents will provide substantial protection or be of commercial benefit to the Company. The issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate without infringing the patent rights of others. A patent could be challenged by litigation and, if the outcome of such litigation were adverse to the patent holder, competitors could be free to use the subject matter covered by the patent, or the patent holder may license the technology to others in settlement of such litigation. The invalidation of key patents owned by or licensed to the Company or non-approval of pending patent applications could create increased competition, with potential adverse effects on the Company and its business prospects. In addition, there can be no assurance that any patents on, or applications of, the Company's technology will not infringe patents or proprietary rights of others or that licenses that might be required as a result of such infringement for the Company's processes or products would be available on commercially reasonable terms, if at all.

     The Company cannot predict whether its or its competitors' patent applications will result in valid patents being issued. Litigation, which could result in substantial cost to the Company, may also be necessary to enforce the Company's patent and proprietary rights and/or to determine the scope and validity of others' proprietary rights. The Company may participate in interference proceedings that may in the future be declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company. There can be no assurance that the outcome of any such litigation or interference proceedings will be favorable to the Company or that the Company will be able to obtain licenses to technology that it may require or that, if obtainable, such technology can be licensed at a reasonable cost.

     The patent position of biotechnology and biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. To date, no consistent policy has emerged regarding the breadth of claims allowed in biotechnology and biopharmaceutical patents. Accordingly, there can be no assurance that patent applications owned or licensed by the Company will result in patents being issued or that the patents will afford protection against competitors with similar technology.

     The Company also attempts to protect its proprietary compounds, products and processes by relying on trade secret laws, and on non-disclosure and confidentiality agreements. The Company requires its employees, consultants, outside scientific collaborators and sponsored researchers, and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with the Company. These agreements generally provide that all confidential information developed or made known to the individual during the course of the relationships is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that any inventions conceived by the individual within the scope of his employment shall be the exclusive property of the Company. There can be no assurance, however, that these agreements will provide meaningful protection for any of the Company's trade secrets in the event of unauthorized use or disclosure of such information. See "Risk
Factors -- Patents, Licenses and Proprietary Rights."

     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not become subject to patent infringement claims or litigation or interference proceedings declared by the USPTO to determine the priority of invention. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time-consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party, including any litigation that may arise against the Company could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties or prevent the Company from marketing its products in certain areas, or at all. Although patent and intellectual property disputes regarding medical devices have often been settled through licensing or similar arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that the necessary licenses would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from marketing its products, which would have a material adverse effect on the Company's business, prospects, financial condition and results of operation.

EMPLOYEES

     As of March 31, 1998, the Company had 62 full-time employees, 21 of whom hold a Ph.D. or M.D. degree; 40 employees are engaged in, or directly support, research and development; 11 employees are engaged in the sales and marketing of the ADCON family of products and the remaining employees perform executive or administrative functions.

FACILITIES

     The Company's personnel conduct the Company's operations at a 50,925 square foot leased facility in Beachwood, Ohio, a suburb of Cleveland. The lease for such facility expires on December 31, 2001. The Company currently subleases a 4,600 square foot portion of this space. The Company believes its current facilities are adequate for its existing product development programs. The Company is currently evaluating possible alternative sites in Ohio, Massachusetts and North Carolina for its operations; however, no definitive plans have been made as of the date hereof.

                                   MANAGEMENT

     The executive officers, key employees and Directors of the Company consist of the following individuals:

NAME                                         AGE                    POSITION
----                                         ---                    --------
Thomas O. Oesterling, Ph.D.................  60    President, Chief Executive Officer and
                                                   Director
Kurt R. Brunden, Ph.D......................  40    Vice President, Research
Rodney E. Dausch...........................  53    Vice President, Chief Financial Officer and
                                                   Secretary
Jon D. Schoeler............................  48    Vice President, Worldwide Sales and
                                                   Marketing
Raymond P. Silkaitis, Ph.D.................  48    Vice President, Medical and Regulatory
                                                   Affairs
Michael A. Zupon, Ph.D.....................  43    Vice President, Product Development and
                                                   Operations
Robert P. Pinkas (*).......................  44    Chairman of the Board and Treasurer
William A. Clarke..........................  59    Director
Theodore E. Haigler, Jr. (+)...............  73    Director
Ronald D. Henriksen (*)....................  58    Director
Irving S. Shapiro (+)......................  81    Director
John L. Ufheil (*).........................  64    Director

------------------

(*) Member of the Compensation Committee.
(+) Member of the Audit Committee.

     THOMAS O. OESTERLING, PH.D. has served as President, Chief Executive Officer and a Director of the Company since June 1989. From 1984 to 1986, he was Senior Vice President, Research and Development of Collaborative Research, Incorporated, a manufacturer of diagnostic reagents for genetic research and testing, and from 1986 to 1989, he was President. Prior to 1984, Dr. Oesterling had 18 years of experience in pharmaceutical and medical management and research and development for the Upjohn Company, Johnson & Johnson, and Mallinckrodt Inc. Dr. Oesterling received his Ph.D. in Pharmaceutical Chemistry from the Ohio State University.

     KURT R. BRUNDEN, PH.D. has served as Vice President, Research since January 1997. Dr. Brunden joined the Company in July 1991 as Head of Biomolecular Research. He was subsequently promoted to the position of Director, Exploratory Research in 1992 and Senior Director, Exploratory Research in 1995. Prior to joining the Company, Dr. Brunden was a faculty member in the Department of Biochemistry at the University of Mississippi Medical Center. He received his Ph.D. in Biochemistry from Purdue University in 1985, and obtained post-doctoral training in the Departments of Neurology and Biochemistry/Molecular Biology at the Mayo Clinic.

     RODNEY E. DAUSCH joined the Company as Vice President and Chief Financial Officer in March 1995. In August 1995, Mr. Dausch was elected Secretary of the Company. Prior to joining the Company and since February 1994, Mr. Dausch was Vice President of Finance and Administration of Oncologix, Inc., a biopharmaceutical company. From May 1987 to January 1994, he was Vice President of Finance and Administration of Oncor, Inc., a manufacturer of diagnostic products for detection of cancer diseases. Prior to 1987 he held the position of Vice President of Finance and Administration with CPM Group, Inc., a real estate development company, and Bethesda Research Laboratories, Inc., a biotechnology company. Mr. Dausch holds a B.S. in Accounting from Loyola College and is a Certified Public Accountant in the State of Maryland.

     JON D. SCHOELER has served as Vice President, Worldwide Sales and Marketing since July 1996. Prior to joining the Company, from August 1995 to July 1996, Mr. Schoeler was Director, Worldwide Sales and Marketing at St. Jude Medical Inc., a biopharmaceutical company. From July 1991 to January 1995, he was Vice President of Sales and Marketing of American Cyanamid, a manufacturer of medical devices. Mr. Schoeler holds a B.S. in Industrial Engineering from the University of Toronto.

     RAYMOND P. SILKAITIS, PH.D. joined the Company as Director, Regulatory Affairs in April 1994. In January 1996, Dr. Silkaitis was promoted to Vice President, Regulatory Affairs. In April 1996, he became the Vice President of Medical and Regulatory Affairs. Prior to joining the Company, Dr. Silkaitis held the position of Director, Clinical Affairs, Director, Regulatory Affairs and Biologics Project Manager at Zimmer Inc. a division of Bristol-Myers Squibb Company, a pharmaceutical company. Dr. Silkaitis also serves as the industry representative for the Orthopaedic and Rehabilitation Devices Advisory Panel for the FDA.

     MICHAEL A. ZUPON, PH.D. has served as Vice President, Product Development and Operations since June 1993. Prior to joining the Company, Dr. Zupon had 12 years of experience in a variety of product development positions at Schering-Plough Corporation, a pharmaceutical company, most recently as Director, Drug Delivery and Technology Assessment from January 1991 to June 1993 and as Director, Pharmaceutical Process Development from April 1988 to January 1991. Dr. Zupon received his B.S. and Ph.D. from the University of Utah College of Pharmacy and also received his M.B.A. from the University of Utah Graduate School of Business.

     ROBERT P. PINKAS has served as Chairman of the Board of Directors and Treasurer of the Company since 1988. He is a Director of Pediatric Services of America Inc., Quad Systems Corporation, Brantley Capital Corporation, Waterlink, Inc. and Medirisk, Inc. Mr. Pinkas is the founding general partner of Brantley Venture Partners LP, a venture capital firm formed in 1987.

     WILLIAM A. CLARKE became a Director of the Company in May 1998. Mr. Clarke has been retired since 1996. Prior to his retirement, Mr. Clarke served as President of Johnson & Johnson Medical Inc., a medical supplier. Mr. Clarke is also a Director of Medical Device Technologies.

     THOMAS E. HAIGLER, JR. has served as a Director of the Company since May 1996. Mr. Haigler has been an independent management consultant since his retirement in 1989. From 1986 until his retirement in 1989, he served as President, Chief Executive Officer and Director of Burroughs Wellcome Co., a pharmaceutical company, and Director of Glaxo Wellcome PLC, England. Mr. Haigler is also a Director of FAC Realty Trust, Inc.

     RONALD D. HENRIKSEN has served as a Director of the Company since May 1997. In April 1996, Mr. Henriksen became Chief Executive Officer of Itasca Ventures LLC, a medical technology company. From March 1993 through December 1995, he was the President and Chief Executive Officer of Khepri Pharmaceuticals, a development stage biotechnology company. From 1970 to March 1993, he held a series of managerial and executive positions at Eli Lilly and Company, a pharmaceutical company. In addition until March 1993, he was Director of Business Development for Eli Lilly and Company. Mr. Henriksen currently serves as a Director of QLT PhotoTherapeutics, Inc.

     IRVING S. SHAPIRO has served as a Director since December 1993. Mr. Shapiro has been Of Counsel to the law firm of Skadden, Arps, Slate, Meagher & Flom LLP in Wilmington, Delaware since 1990 and from 1981 to 1989 was a Partner of that firm. Mr. Shapiro currently serves as Director of J.P. Morgan Florida, FSB, Pediatric Services of America Inc. and Sola International Inc.

     JOHN L. UFHEIL has served as a Director of the Company since May 1993. From April 1990 until his retirement in May 1994, he served as Chairman, President, and Chief Executive Officer of Celgene Corporation, a biotechnology company.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of May 1, 1998 by (i) each person (or affiliated group of persons) known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each Director of the Company,
(iii) each of the executive officers and (iv) all Directors and executive officers of the Company as a group.

                                                 AMOUNT AND NATURE            PERCENT OWNERSHIP
                                                   OF BENEFICIAL      ---------------------------------
NAME OF BENEFICIAL OWNER                           OWNERSHIP(1)       BEFORE OFFERING    AFTER OFFERING
------------------------                         -----------------    ---------------    --------------
State of Wisconsin Investment Board (2)........       685,500                9.0%              7.5%
Thomas O. Oesterling, Ph.D. (3)................       233,069                3.0               2.5
Robert P. Pinkas (4)...........................       342,420                4.5               3.8
William A. Clarke..............................            --                  *                 *
Ronald D. Henriksen (5)........................         1,333                  *                 *
Irving S. Shapiro (6)..........................        13,867                  *                 *
John L. Ufheil (7).............................        15,867                  *                 *
Theodore E. Haigler, Jr. (8)...................         4,000                  *                 *
Rodney E. Dausch (9)...........................        58,316                  *                 *
Jon D. Schoeler (10)...........................        16,977                  *                 *
Michael A. Zupon, Ph.D. (11)...................        80,728                1.1                 *
All executive officers and directors as a group
  (10 persons)(12).............................       766,577                9.6%              8.1%

------------------

* Less than one percent of the outstanding shares.

 (1) Beneficial ownership is determined in accordance with rules of the Commission. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding for computing the percentage beneficially owned by such holder but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable, and that there are no other affiliations among the stockholders listed in the table.

 (2) The address of the State of Wisconsin Investment Board is P.O. Box 7842, Madison, Wisconsin 53707.

 (3) Includes 201,750 shares of Common Stock purchasable upon the exercise of stock options.

 (4) Includes (i) 11,667 shares of Common Stock purchasable upon exercise of stock options, (ii) 33,911 shares of Common Stock owned by Brantley Venture Partners, L.P. and (iii) 296,842 shares of Common Stock owned by Brantley Venture Partners II, L.P. Mr. Pinkas is a general partner of Pinkas Family Partners, L.P., the general partner of each of Brantley Venture Management, L.P., Brantley Venture Management II, the general partners, respectively, of Brantley Venture Partners L.P. and Brantley Venture Partners II, L.P.

 (5) Consists of 1,333 shares of Common Stock purchasable upon the exercise of stock options.

 (6) Consists of 13,867 shares of Common Stock purchasable upon the exercise of stock options.

 (7) Consists of 15,867 shares of Common Stock purchasable upon the exercise of stock options.

 (8) Consists of 4,000 shares of Common Stock purchasable upon the exercise of stock options.

 (9) Includes 56,250 shares of Common Stock purchasable upon the exercise of stock options.

(10) Includes 16,250 shares of Common Stock purchasable upon the exercise of stock options.

(11) Includes 64,750 shares of Common Stock purchasable upon the exercise of stock options.

(12) Includes 385,734 shares of Common Stock purchasable upon the exercise of stock options.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, Cowen & Company, Furman Selz LLC and Vector Securities International, Inc. (the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                              NUMBER OF SHARES
UNDERWRITER                                                   OF COMMON STOCK
-----------                                                   ----------------
Cowen & Company.............................................       422,500
Furman Selz LLC.............................................       422,500
Vector Securities International, Inc. ......................       150,000
Bear, Stearns & Co. Inc. ...................................        35,000
CIBC Oppenheimer Corp. .....................................        35,000
Donaldson, Lufkin & Jenrette Securities Corporation.........        35,000
Hambrecht & Quist LLC.......................................        35,000
Lehman Brothers Inc. .......................................        35,000
Morgan Stanley & Co. Incorporated...........................        35,000
Prudential Securities Incorporated..........................        35,000
Schroder & Co. Inc. ........................................        35,000
Brean Murray & Co., Inc. ...................................        15,000
Crowell, Weedon & Co. ......................................        15,000
Everen Securities, Inc. ....................................        15,000
Gerard Klauer Mattison & Co., Inc. .........................        15,000
Harris, Webb & Garrison, Inc. ..............................        15,000
Interstate/Johnson Lane Corporation.........................        15,000
Janney Montgomery Scott Inc. ...............................        15,000
McDonald & Company Securities, Inc. ........................        15,000
NatCity Investments, Inc. ..................................        15,000
The Ohio Company............................................        15,000
Parker/Hunter Incorporated..................................        15,000
Piper Jaffray Inc...........................................        15,000
Raymond James & Associates, Inc. ...........................        15,000
Stephens Inc................................................        15,000
Wedbush Morgan Securities Inc. .............................        15,000
                                                                 ---------
          Total.............................................     1,500,000
                                                                 =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.40 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,500,000 shares are being offered.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Directors, officers and certain stockholders of the Company, holding in the aggregate approximately 435,041 shares of Common Stock outstanding prior to this offering and 388,201 shares of Common Stock subject to exercisable stock options, and the Company have agreed that, for a period of 90 days after the effective date of the Registration Statement, they will not, without the prior written consent of Cowen & Company, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable for, or warrants to purchase, any shares of Common Stock, or grant any option to purchase, any shares of Common Stock, except that the Company may issue (i) shares or options to purchase Common Stock pursuant to the Company's employee and director stock plans and (ii) shares of Common Stock upon the exercise of outstanding warrants.

     In order to facilitate this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with this offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in this offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for and purchase shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end passive market making activities at any time.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels.

     The Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority in excess of five percent of the number of shares of Common Stock offered hereby.

                                 LEGAL OPINIONS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Gliatech Inc. at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Gliatech Inc. appearing in Gliatech Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997 and for the period from inception of operations (August 31, 1988) through December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statements in this Registration Statement, in the sections captioned "Risk Factors -- Patents, Licenses and Proprietary Rights" and
"Business -- Patents, Trademarks and Trade Secrets," relating to United States patent matters, other than those statements relating to histamine H(3) compounds, have been reviewed and approved by Pennie & Edmonds LLP, New York, New York, patent counsel to the Company, and have been included herein in reliance upon the review and approval by such firm as experts in United States patent law.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3, of which this Prospectus is a part (the "Registration Statement"), with the Commission under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the financial statements and exhibits filed therewith. Statements made in this Prospectus as to the contents of any contract, agreement or other document that is filed as an exhibit to the Registration Statement or otherwise with the Commission are not necessarily complete, and, in each instance, reference is made to the copy of such document filed with the Commission. Each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement, including all exhibits and schedules thereto, may be examined or obtained from the Commission as described below.

     The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Website that contains reports, proxy and information statements and other information regarding the Company filed electronically with the Commission. The address of such site is: http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market and in connection therewith, reports and other information concerning the Company may also be inspected at the offices of The Nasdaq Stock Market, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-20096) are hereby incorporated by reference in this Prospectus pursuant to the Exchange Act:

     (1) The Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1997;

     (2) The Quarterly Report of the Company on Form 10-Q for the quarterly period ended March 31, 1998;

     (3) The Current Report of the Company on Form 8-K filed with the Commission on May 28, 1998;

     (4) The description of the Common Stock of the Company contained in its Registration Statement on Form 8-A filed with the Commission on October 3, 1995; and

     (5) The description of the Rights attached to the Common Stock of the Company contained in its Registration Statement on Form 8-A/A filed with the Commission on July 2, 1997.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part of this Prospectus, except as so modified, and any statement so superseded will not be deemed to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Rodney E. Dausch, Vice President and Chief Financial Officer, 23420 Commerce Park Road, Cleveland, Ohio 44122, telephone
(216) 831-3200.

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Ernst & Young LLP, Independent Auditors...........   F-2

Consolidated Balance Sheets at December 31, 1996 and 1997
  and March 31, 1998 (unaudited)............................   F-3

Consolidated Statements of Operations for the years ended
  December 31, 1995, 1996 and 1997 and for the period from
  inception of operations (August 31, 1988) through March
  31, 1998 (unaudited) and for the three months ended March
  31, 1997 and 1998 (unaudited).............................   F-4

Consolidated Statements of Changes in Stockholders' Equity
  for the period from inception of operations (August 31,
  1988) through December 31, 1988 and for the years ended
  December 31, 1989, 1990, 1991, 1992, 1993, 1994, 1995,
  1996 and 1997 and for the three months ended March 31,
  1998 (unaudited)..........................................   F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1996 and 1997 and for the period from
  inception of operations (August 31, 1988) through March
  31, 1998 (unaudited) and for the three months ended March
  31, 1997 and 1998 (unaudited).............................   F-7

Notes to Consolidated Financial Statements..................   F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Gliatech Inc.

We have audited the accompanying consolidated balance sheets of Gliatech Inc. and Subsidiaries (a development stage enterprise) as of December 31, 1996 and 1997, and the consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gliatech Inc. and Subsidiaries at December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                               /S/ ERNST & YOUNG LLP

Cleveland, Ohio
March 10, 1998

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                      --------------------------     MARCH 31,
                                                         1996           1997           1998
                                                      -----------    -----------    -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $ 9,120,547    $ 5,601,398    $ 2,697,037
  Short-term investments............................    8,875,222      5,940,476      5,345,077
  Accounts receivable...............................      331,157        544,051        489,801
  Government grants receivable......................        7,290        207,080        206,574
  Inventories.......................................      387,118        164,078        560,486
  Prepaid expenses and other........................      277,276        278,714        248,122
                                                      -----------    -----------    -----------
Total current assets................................   18,998,610     12,735,797      9,547,097
Property and equipment, net.........................    1,129,671      1,277,519      1,293,814
Other assets, net...................................      675,959        792,072        817,925
                                                      -----------    -----------    -----------
Total assets........................................  $20,804,240    $14,805,388    $11,658,836
                                                      ===========    ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and other accrued expenses.......  $ 1,369,583    $ 1,686,356    $ 1,440,673
  Accrued compensation..............................      204,328        179,018         89,815
  Accrued clinical trial costs......................      796,861        690,885        810,144
  Deferred research contract revenue................      806,359        809,359         70,860
                                                      -----------    -----------    -----------
Total current liabilities...........................    3,177,131      3,365,618      2,411,492
Stockholders' equity:
  Common Stock, $0.01 par value:
     Authorized shares -- 30,000,000 at December 31,
       1996 and 1997 and March 31, 1998
     Issued and outstanding shares -- 7,320,089 at
       December 31, 1996, 7,401,273 at December 31,
       1997 and 7,601,273 at March 31, 1998.........       73,201         74,013         76,013
  Additional paid-in capital........................   51,007,673     53,379,810     53,377,810
  Deficit accumulated during the development
     stage..........................................  (33,453,765)   (42,014,053)   (44,206,479)
                                                      -----------    -----------    -----------
Total stockholders' equity..........................   17,627,109     11,439,770      9,247,344
                                                      -----------    -----------    -----------
Total liabilities and stockholders' equity..........  $20,804,240    $14,805,388    $11,658,836
                                                      ===========    ===========    ===========

See notes to consolidated financial statements.

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                                PERIOD FROM
                                                                                                               INCEPTION OF
                                                                                    THREE MONTHS ENDED          OPERATIONS
                                               YEAR ENDED DECEMBER 31,                   MARCH 31,           (AUGUST 31, 1988)
                                       ---------------------------------------   -------------------------   THROUGH MARCH 31,
                                          1995          1996          1997          1997          1998             1998
                                       -----------   -----------   -----------   -----------   -----------   -----------------
                                                                                        (UNAUDITED)             (UNAUDITED)
REVENUES
Research contracts and licensing
  fees...............................  $ 2,216,668   $ 2,854,860   $ 2,954,000   $   738,500   $   738,500     $  9,681,719
Product sales........................      182,233       900,932     1,536,440       344,656       511,500        3,217,445
Government grants....................      254,705       122,183       410,333        50,340       150,335        1,651,050
                                       -----------   -----------   -----------   -----------   -----------     ------------
Total revenues.......................    2,653,606     3,877,975     4,900,773     1,133,496     1,400,335       14,550,214
OPERATING COSTS AND EXPENSES
Research and development.............    5,107,154     6,119,533     6,952,247     1,854,929     2,253,014       36,251,333
Selling, general and
  administrative.....................    2,599,290     4,070,173     4,400,535     1,069,905     1,232,873       19,812,503
Depreciation and amortization........      170,395       166,411       292,746        64,913        86,848        1,824,383
Cost of product sales................      122,589       341,534       614,424       124,741       166,834        1,303,229
                                       -----------   -----------   -----------   -----------   -----------     ------------
Total operating costs and expenses...    7,999,428    10,697,651    12,259,952     3,114,488     3,739,569       59,191,448
                                       -----------   -----------   -----------   -----------   -----------     ------------
Loss from operations.................   (5,345,822)   (6,819,676)   (7,359,179)   (1,980,992)   (2,339,234)     (44,641,234)
Settlement of claim..................                               (2,025,000)                                  (2,025,000)
Interest income, net.................      359,961     1,120,121       823,891       236,812       146,808        3,398,777
                                       -----------   -----------   -----------   -----------   -----------     ------------
NET LOSS.............................  $(4,985,861)  $(5,699,555)  $(8,560,288)  $(1,744,180)  $(2,192,426)    $(43,267,457)
                                       ===========   ===========   ===========   ===========   ===========     ============
Basic and diluted net loss per common
  share..............................  $     (3.28)  $     (0.78)  $     (1.16)  $     (0.24)  $     (0.29)
                                       ===========   ===========   ===========   ===========   ===========
Shares used for purposes of computing
  basic and diluted net loss per
  common share.......................    1,518,955     7,313,230     7,354,124     7,333,162     7,451,273
                                       ===========   ===========   ===========   ===========   ===========

See notes to consolidated financial statements.

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                     CONVERTIBLE PREFERRED        CONVERTIBLE CLASS A
                                             STOCK                    COMMON STOCK               COMMON STOCK
                                    -----------------------   ----------------------------   ---------------------   ADDITIONAL
                                     NUMBER OF                NUMBER OF    PAR     CONTRA    NUMBER OF                 PAID-IN
                                      SHARES      PAR VALUE    SHARES     VALUE    ACCOUNT    SHARES     PAR VALUE     CAPITAL
                                    -----------   ---------   ---------   ------   -------   ---------   ---------   -----------
Balance at August 31, 1988........            0   $       0          0    $    0   $     0           0    $     0    $         0
Issuance of Redeemable Convertible
  Series A Preferred Stock at
  $1.44 per share.................    1,806,667      18,067                                                            2,583,535
Stock award of Convertible Class A
  Common Stock....................                             450,000     4,500    (1,683)
Accretion of Redeemable
  Convertible Series A Preferred
  Stock...........................                                                                                       111,200
Amortization of contra account....                                                     140
Net loss -- 1988..................
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at December 31, 1988......    1,806,667      18,067    450,000     4,500    (1,543)          0          0      2,694,735
Accretion of Redeemable
  Convertible Series A Preferred
  Stock...........................                                                                                       448,422
Amortization of contra account....                                                     561
Net loss -- 1989..................
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at December 31, 1989......    1,806,667      18,067    450,000     4,500      (982)          0          0      3,143,157
Issuance of Redeemable Convertible
  Series B Preferred Stock at
  $2.16 per share.................    1,467,593      14,676                                                            3,155,324
Accretion of Redeemable
  Convertible Series A Preferred
  Stock...........................                                                                                       379,400
Amortization of contra account....                                                     561
Net loss -- 1990..................
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at December 31, 1990......    3,274,260      32,743    450,000     4,500      (421)          0          0      6,677,881
Issuance of Convertible Series B
  Preferred Stock at $2.16 per
  share, net of expense...........      615,741       6,157                                                            1,309,630
Exercise of stock options.........                                                              12,700        127          4,318
Amortization of contra account....                                                     421
Compensation related to grant of
  stock options...................                                                                                       130,250
Net loss -- 1991..................
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at December 31, 1991......    3,890,001      38,900    450,000     4,500         0      12,700        127      8,122,079
Issuance of Convertible Series C
  Preferred Stock at $1.50 per
  share, net of expense...........    8,245,784      82,459                                                           12,237,689
Exercise of stock options.........                                                               2,000         20            680
Issuance of stock bonus...........                                                              18,000        180         67,320
Compensation related to grant of
  stock options...................                                                                                       116,740
Net loss -- 1992..................
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at December 31, 1992......   12,135,785     121,359    450,000     4,500         0      32,700        327     20,544,508
Exercise of stock options.........                                                               2,630         26          3,295
Issuance of stock bonus...........                                                              18,200        182        136,318
Issuance of Common Stock..........                                                              22,000        220        164,780
Compensation related to grant of
  stock options...................                                                                                        (3,987)
Net loss -- 1993..................
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at December 31, 1993......   12,135,785     121,359    450,000     4,500         0      75,530        755     20,844,914

                                                     DEFICIT
                                                   ACCUMULATED
                                                    DURING THE        TOTAL
                                      DEFERRED     DEVELOPMENT    STOCKHOLDERS'
                                    COMPENSATION      STAGE          EQUITY
                                    ------------   ------------   -------------
Balance at August 31, 1988........   $       0     $          0    $         0
Issuance of Redeemable Convertible
  Series A Preferred Stock at
  $1.44 per share.................                                   2,601,602
Stock award of Convertible Class A
  Common Stock....................                                       2,817
Accretion of Redeemable
  Convertible Series A Preferred
  Stock...........................                     (111,200)             0
Amortization of contra account....                                         140
Net loss -- 1988..................                     (294,123)      (294,123)
                                     ---------     ------------    -----------
Balance at December 31, 1988......           0         (405,323)     2,310,436
Accretion of Redeemable
  Convertible Series A Preferred
  Stock...........................                     (448,422)             0
Amortization of contra account....                                         561
Net loss -- 1989..................                     (802,926)      (802,926)
                                     ---------     ------------    -----------
Balance at December 31, 1989......           0       (1,656,671)     1,508,071
Issuance of Redeemable Convertible
  Series B Preferred Stock at
  $2.16 per share.................                                   3,170,000
Accretion of Redeemable
  Convertible Series A Preferred
  Stock...........................                     (379,400)             0
Amortization of contra account....                                         561
Net loss -- 1990..................                   (1,855,903)    (1,855,903)
                                     ---------     ------------    -----------
Balance at December 31, 1990......           0       (3,891,974)     2,822,729
Issuance of Convertible Series B
  Preferred Stock at $2.16 per
  share, net of expense...........                                   1,315,787
Exercise of stock options.........                                       4,445
Amortization of contra account....                                         421
Compensation related to grant of
  stock options...................     (81,250)                         49,000
Net loss -- 1991..................                   (2,829,868)    (2,829,868)
                                     ---------     ------------    -----------
Balance at December 31, 1991......     (81,250)      (6,721,842)     1,362,514
Issuance of Convertible Series C
  Preferred Stock at $1.50 per
  share, net of expense...........                                  12,320,148
Exercise of stock options.........                                         700
Issuance of stock bonus...........                                      67,500
Compensation related to grant of
  stock options...................     (29,413)                         87,327
Net loss -- 1992..................                   (4,080,101)    (4,080,101)
                                     ---------     ------------    -----------
Balance at December 31, 1992......    (110,663)     (10,801,943)     9,758,088
Exercise of stock options.........                                       3,321
Issuance of stock bonus...........                                     136,500
Issuance of Common Stock..........                                     165,000
Compensation related to grant of
  stock options...................      31,961                          27,974
Net loss -- 1993..................                   (5,913,836)    (5,913,836)
                                     ---------     ------------    -----------
Balance at December 31, 1993......     (78,702)     (16,715,779)     4,177,047

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY -- (CONTINUED)

                                     CONVERTIBLE PREFERRED        CONVERTIBLE CLASS A
                                             STOCK                    COMMON STOCK               COMMON STOCK
                                    -----------------------   ----------------------------   ---------------------   ADDITIONAL
                                     NUMBER OF                NUMBER OF    PAR     CONTRA    NUMBER OF                 PAID-IN
                                      SHARES      PAR VALUE    SHARES     VALUE    ACCOUNT    SHARES     PAR VALUE     CAPITAL
                                    -----------   ---------   ---------   ------   -------   ---------   ---------   -----------
Exercise of stock options.........                                                                 135          1            289
Issuance of Convertible Series D
  Preferred Stock and warrants at
  $1.50 per share, net of
  expense.........................    2,420,001      24,200                                                            3,402,228
Issuance of stock bonus...........                                                               6,598         66         49,434
Issuance of Common Stock..........                                                                 680          7          5,093
Issuance of Convertible Series E
  Preferred Stock and warrants at
  $1.50 per share, net of
  expense.........................    1,000,000      10,000                                                            1,479,500
Compensation related to grant of
  stock options...................                                                                                          (805)
Net loss -- 1994..................
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at December 31, 1994......   15,555,786     155,559    450,000     4,500         0      82,943        829     25,780,653
Exercise of stock options.........                                                              13,850        139         34,499
Redemption of Common Stock........                                                              (4,040)       (40)       (30,295)
Issuance of Convertible Series F
  Preferred Stock at $1.85 per
  share, net of expense...........    2,702,703      27,027                                                            4,626,062
  Issuance of stock bonus.........                                                              12,092        120         90,567
Issuance of Common Stock..........                                                              12,061        121        102,390
Issuance of Common Stock in
  initial public offering, net of
  expenses........................                                                           2,300,000     23,000     19,646,134
Conversion of Preferred Stock and
  Class A Common Stock............  (18,258,489)   (182,586)  (450,000)   (4,500)            4,718,015     47,180        139,906
Exercise of stock warrants........                                                             162,944      1,629        498,372
Compensation related to grant of
  stock options...................                                                                                        (1,500)
Net loss -- 1995..................
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at December 31, 1995......            0           0          0         0         0   7,297,865     72,978     50,886,788
Exercise of stock options.........                                                              12,175        122         91,191
Issuance of stock bonus...........                                                               6,088         61         51,688
Expenses of issuance of common
  stock...........................                                                                                       (21,954)
Exercise of stock warrants........                                                               3,961         40            (40)
Compensation related to grant of
  stock options...................
Net loss -- 1996..................
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at December 31, 1996......            0           0          0         0         0   7,320,089     73,201     51,007,673
Exercise of stock options.........                                                              76,000        760        306,365
Issuance of stock bonus...........                                                               5,184         52         40,772
Settlement of claim...............                                                                                     2,025,000
Net loss -- 1997..................
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at December 31, 1997......            0           0          0         0         0   7,401,273     74,013     53,379,810
Issuance of stock for settlement
  of claim (Unaudited)............                                                             200,000      2,000         (2,000)
Net loss (Unaudited)..............
                                    -----------   ---------   --------    ------   -------   ---------    -------    -----------
Balance at March 31, 1998
  (Unaudited).....................            0   $       0          0    $    0   $     0   7,601,273    $76,013    $53,377,810
                                    ===========   =========   ========    ======   =======   =========    =======    ===========

                                                     DEFICIT
                                                   ACCUMULATED
                                                    DURING THE        TOTAL
                                      DEFERRED     DEVELOPMENT    STOCKHOLDERS'
                                    COMPENSATION      STAGE          EQUITY
                                    ------------   ------------   -------------
Exercise of stock options.........                                         290
Issuance of Convertible Series D
  Preferred Stock and warrants at
  $1.50 per share, net of
  expense.........................                                   3,426,428
Issuance of stock bonus...........                                      49,500
Issuance of Common Stock..........                                       5,100
Issuance of Convertible Series E
  Preferred Stock and warrants at
  $1.50 per share, net of
  expense.........................                                   1,489,500
Compensation related to grant of
  stock options...................      27,699                          26,894
Net loss -- 1994..................                   (6,052,570)    (6,052,570)
                                     ---------     ------------    -----------
Balance at December 31, 1994......     (51,003)     (22,768,349)     3,122,189
Exercise of stock options.........                                      34,638
Redemption of Common Stock........                                     (30,335)
Issuance of Convertible Series F
  Preferred Stock at $1.85 per
  share, net of expense...........                                   4,653,089
  Issuance of stock bonus.........                                      90,687
Issuance of Common Stock..........                                     102,511
Issuance of Common Stock in
  initial public offering, net of
  expenses........................                                  19,669,134
Conversion of Preferred Stock and
  Class A Common Stock............                                           0
Exercise of stock warrants........                                     500,001
Compensation related to grant of
  stock options...................      27,892                          26,392
Net loss -- 1995..................                   (4,985,861)    (4,985,861)
                                     ---------     ------------    -----------
Balance at December 31, 1995......     (23,111)     (27,754,210)    23,182,445
Exercise of stock options.........                                      91,313
Issuance of stock bonus...........                                      51,749
Expenses of issuance of common
  stock...........................                                     (21,954)
Exercise of stock warrants........                                           0
Compensation related to grant of
  stock options...................      23,111                          23,111
Net loss -- 1996..................                   (5,699,555)    (5,699,555)
                                     ---------     ------------    -----------
Balance at December 31, 1996......           0      (33,453,765)    17,627,109
Exercise of stock options.........                                     307,125
Issuance of stock bonus...........                                      40,824
Settlement of claim...............                                   2,025,000
Net loss -- 1997..................                   (8,560,288)    (8,560,288)
                                     ---------     ------------    -----------
Balance at December 31, 1997......           0      (42,014,053)    11,439,770
Issuance of stock for settlement
  of claim (Unaudited)............
Net loss (Unaudited)..............                   (2,192,426)    (2,192,426)
                                     ---------     ------------    -----------
Balance at March 31, 1998
  (Unaudited).....................   $       0     $(44,206,479)   $ 9,247,344
                                     =========     ============    ===========

See notes to consolidated financial statements.

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                PERIOD FROM
                                                                                                               INCEPTION OF
                                                                                    THREE MONTHS ENDED          OPERATIONS
                                              YEAR ENDED DECEMBER 31,                    MARCH 31,           (AUGUST 31, 1988)
                                      ----------------------------------------   -------------------------   THROUGH MARCH 31,
                                         1995           1996          1997          1997          1998             1998
                                      -----------   ------------   -----------   -----------   -----------   -----------------
                                                                                        (UNAUDITED)             (UNAUDITED)
OPERATING ACTIVITIES
Net loss............................  $(4,985,861)  $ (5,699,555)  $(8,560,288)  $(1,744,180)  $(2,192,426)    $(43,267,457)
Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Depreciation and amortization.....      170,395        166,411       292,746        64,913        86,848        1,824,383
  Patent cost write-off.............       27,000        277,889        48,668        50,000        24,998          532,740
  Loss on disposal of equipment.....                                                                                102,000
  Compensation from issuance of
    stock and stock options.........       72,303         23,111                                                    286,609
  Settlement of claim...............                                 2,025,000                                    2,025,000
  Changes in operating assets and
    liabilities:
    Accounts receivable.............      (52,088)      (192,729)     (212,894)      (27,658)       54,250         (489,801)
    Inventories.....................       22,596         30,541       223,040         9,685      (396,408)        (560,486)
    Government grants receivable and
      other assets..................     (148,809)        61,834      (201,228)      (71,138)       31,098         (464,695)
    Accounts payable and other
      accrued expenses..............      152,491        327,822       316,773       302,412      (334,886)       1,344,799
    Deferred contract research
      revenue.......................   (1,235,414)       527,264         3,000      (738,500)     (738,499)          70,860
    Other liabilities...............     (213,808)       610,303       (90,462)       88,273       119,259        1,432,593
                                      -----------   ------------   -----------   -----------   -----------     ------------
Net cash used in operating
  activities........................   (6,191,195)    (3,867,109)   (6,155,645)   (2,066,193)   (3,345,766)     (37,163,455)
INVESTING ACTIVITIES
Sale (purchase) of short-term
  investments, net..................    1,708,221     (6,632,281)    2,934,746     2,857,461       595,399       (5,345,077)
Payment for patent rights and
  trademarks........................     (144,622)      (114,629)     (186,812)      (49,002)      (56,926)      (1,429,483)
Payment of organization costs.......                                                                               (139,779)
Purchase of property and
  equipment.........................     (151,609)      (715,153)     (418,563)      (69,471)      (97,068)      (2,496,631)
                                      -----------   ------------   -----------   -----------   -----------     ------------
Net cash provided by (used in)
  investing activities..............    1,411,990     (7,462,063)    2,329,371     2,738,988       441,405       (9,410,970)
FINANCING ACTIVITIES
Payment of demand note from bank....                    (400,000)
Principal payments on capital lease
  obligations.......................      (43,228)                                                                 (565,601)
Proceeds from sale and leaseback....                                                                                 75,131
Proceeds from issuance of Preferred
  Stock, net........................    4,653,089                                                                28,976,554
Proceeds from issuance of Common
  Stock, net........................   19,669,134        (21,954)                                                19,817,280
Proceeds from exercise of stock
  options...........................       60,903         91,313       307,125       157,750                        468,097
Proceeds from exercise of
  warrants..........................      500,001                                                                   500,001
                                      -----------   ------------   -----------   -----------   -----------     ------------
Net cash provided by (used in)
  financing activities..............   24,839,899       (330,641)      307,125       157,750                     49,271,462
                                      -----------   ------------   -----------   -----------   -----------     ------------
Increase (decrease) in cash and cash
  equivalents.......................   20,060,694    (11,659,813)   (3,519,149)      830,545    (2,904,361)       2,697,037
Cash and cash equivalents at
  beginning of year/period..........      719,666     20,780,360     9,120,547     9,120,547     5,601,398
                                      -----------   ------------   -----------   -----------   -----------     ------------
CASH AND CASH EQUIVALENTS AT END OF
  YEAR/PERIOD.......................  $20,780,360   $  9,120,547   $ 5,601,398   $ 9,951,092   $ 2,697,037     $  2,697,037
                                      ===========   ============   ===========   ===========   ===========     ============

See notes to consolidated financial statements.

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
             THREE MONTHS ENDED MARCH 31, 1997 AND 1998 (UNAUDITED)

A. BACKGROUND AND ACCOUNTING POLICIES

BACKGROUND

     Gliatech Inc. and its wholly-owned subsidiaries (the "Company" or "Gliatech") are engaged in the research, development and commercialization of proprietary, resorbable, carbohydrate, polymer medical devices designed to inhibit surgical scarring and adhesions. In addition, Gliatech is pursuing the development of small molecule drug candidates for the treatment of certain central nervous system disorders, including Attention Deficit Hyperactive Disorder, sleep disorders, obesity, anxiety and Alzheimer's Disease. Gliatech began operations on August 31, 1988 and is currently in the development stage, as operations consist primarily of research and development expenditures, and significant revenues from planned principal operations have not yet been realized. Product sales consist of sales of Gliatech's first two medical device products, ADCON-L and ADCON-T/N, primarily to independent distributors in Europe, Australia and New Zealand. The Company recognizes revenue from product sales upon shipment.

     The consolidated financial statements reflect the financial position and results of operations of Gliatech and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount of the Company's cash equivalents approximates fair value due to the short maturity of those investments. Cash equivalents are primarily in commercial paper.

SHORT-TERM INVESTMENTS

     The Company's short-term investments, all of which are classified as available-for-sale, consist primarily of corporate bonds. Such investments are stated at cost, which approximates fair value due to the short-term maturities of these securities.

INVENTORIES

     Inventories are stated at the lower of cost or market and are valued using the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Laboratory and office equipment and leasehold improvements are depreciated on the straight-line basis over the shorter of the lease period or the estimated useful lives (5 to 10 years).

PATENT RIGHTS AND TRADEMARKS

     Patent rights are amortized on the straight-line basis over the shorter of the estimated useful life of the patented technology or the useful life of the patent, beginning at the time the patent is granted. Costs associated with patents that are abandoned are expensed at the date of abandonment. Trademark costs are amortized on the straight-line basis over the estimated useful life of the trademark, beginning at the time the trademark is granted.

GOVERNMENT GRANTS

     Revenues from government grants are recognized ratably over the period of the grant.

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

A. BACKGROUND AND ACCOUNTING POLICIES -- CONTINUED
RESEARCH CONTRACTS AND LICENSING FEE REVENUE

     Revenue from the research collaboration agreements are recorded when earned as defined under the terms of the agreements. Periodic research funding payments received which are related to future performance are deferred and recognized as income when earned. Licensing fees and other milestone payments are recognized as income when earned.

INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method prescribed by Accounting Principles Board Opinion ("APBO") No. 11, Accounting for Income Taxes.

BASIC AND DILUTED NET LOSS PER COMMON SHARE

     In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings per Share. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and warrants. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. On February 3, 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 98 which, among other things, supersedes SAB No. 83 regarding the computation of earnings per share in connection with a company's initial public offering (the "IPO") of common stock and requires conformity with SFAS No. 128. SAB No. 83 was used by the Company in computing its pro forma net loss per share prior to its IPO that occurred in October 1995, whereby common and common equivalent shares, including preferred stock (all of which converted upon the completion of the IPO) issued by the Company prior to the IPO were included in the calculation of the shares used in computing pro forma net loss per share, even if they were anti-dilutive, which differs from the requirement of SFAS No. 128.

     Basic and diluted net loss per common share for 1995 and 1996 have been restated to conform to SFAS No. 128 and SAB No. 98 requirements. Basic and diluted net loss per common share is based on the weighted average number of common shares outstanding. For 1995, 90,000 common equivalent shares relating to convertible Class A common stock were assumed to be outstanding for the entire year since such shares were issued for a nominal amount. Outstanding common equivalent shares relating to stock options and warrants and convertible preferred stock outstanding prior to the IPO are excluded as their effect is anti-dilutive.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with APBO No. 25, Accounting for Stock Issued to Employees.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

A. BACKGROUND AND ACCOUNTING POLICIES -- CONTINUED
NEW PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for reporting financial and descriptive information about operating segments. Under SFAS No. 131, information pertaining to the Company's operating segments will be reported on the basis that is used internally for evaluating segment performance and making resource allocation determinations. Management is currently studying the potential effects of adoption of this statement, which is required in 1998.

B. INVENTORIES

     Inventories consist of:

                                                         DECEMBER 31,        MARCH 31,
                                                      -------------------   -----------
                                                        1996       1997        1998
                                                      --------   --------   -----------
                                                                            (UNAUDITED)
Raw materials.......................................  $129,095   $ 36,755     $448,129
Work in process.....................................   196,502     71,572       39,755
Finished goods......................................    61,521     55,751       72,602
                                                      --------   --------     --------
                                                      $387,118   $164,078     $560,486
                                                      ========   ========     ========

     As of December 31, 1997, the Company had purchase commitments of $387,000 for inventory.

C. PROPERTY AND EQUIPMENT

     Property and equipment consist of:

                                                     DECEMBER 31,          MARCH 31,
                                                -----------------------   -----------
                                                   1996         1997         1998
                                                ----------   ----------   -----------
                                                                          (UNAUDITED)
Laboratory equipment..........................  $1,138,398   $1,213,267   $ 1,258,354
Office equipment..............................     410,583      485,674       537,655
Leasehold improvements........................     782,782    1,051,385     1,051,385
                                                ----------   ----------   -----------
                                                 2,331,763    2,750,326     2,847,394
Accumulated depreciation and amortization.....  (1,202,092)  (1,472,807)   (1,553,580)
                                                ----------   ----------   -----------
Property and equipment, net...................  $1,129,671   $1,277,519   $ 1,293,814
                                                ==========   ==========   ===========

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

D. OTHER ASSETS

     Other assets consist of:

                                                         DECEMBER 31,        MARCH 31,
                                                      -------------------   -----------
                                                        1996       1997        1998
                                                      --------   --------   -----------
                                                                            (UNAUDITED)
Patent rights, net of accumulated amortization of
  $60,712 at December 31, 1996, $82,744 at December
  31, 1997 and $88,819 at March 31, 1998............  $605,385   $718,973     $744,898
Trademark costs, net................................    56,810     59,503       59,530
Other...............................................    13,764     13,596       13,497
                                                      --------   --------     --------
                                                      $675,959   $792,072     $817,925
                                                      ========   ========     ========

E. FINANCING ARRANGEMENTS

     The Company has an unsecured line of credit that provides for borrowings up to $1,500,000 at an interest rate of 1% above the bank's insured money market savings account rate. No borrowings were outstanding at December 31, 1996 and 1997.

     Rent expense relating to the operating lease of office space was approximately $234,000, $297,000 and $318,000 in 1995, 1996 and 1997,
respectively. Future annual minimum lease commitments at December 31, 1997 are as follows:

1998........................................................  $  385,239
1999........................................................     416,498
2000........................................................     416,498
2001........................................................     416,498
                                                              ----------
Total                                                         $1,634,733
                                                              ==========

F. INCOME TAXES

     At December 31, 1997, the Company has net operating loss carryforwards of approximately $17.5 million for income tax purposes. In addition, the Company has approximately $2.2 million in research and development tax credit carryforwards. Such losses and credit carryforwards may be used to reduce future tax liabilities and expire at various dates between 2003 and 2012. The Company has offset the tax benefit of the net operating loss and tax credit carryforwards and other deferred tax assets with a valuation allowance as realization of the benefits is not assured. The valuation allowance increased by $2,203,000 and $3,088,000 during the years ended December 31, 1996 and 1997, respectively.

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

F. INCOME TAXES -- CONTINUED
     The Company's net deferred tax assets and liabilities consist of the following:

                                                                 DECEMBER 31,
                                                          ---------------------------
                                                              1996           1997
                                                          ------------   ------------
Deferred tax liabilities................................  $   (217,000)  $   (232,000)
Deferred tax assets:
  Amortization of capitalized research and development
     expenses for tax...................................     5,100,000      6,256,000
  Research and development tax credit carryforwards.....     1,883,000      2,170,000
  Net operating tax loss carryforwards..................     5,038,000      5,966,000
  Other.................................................       271,000      1,003,000
                                                          ------------   ------------
Total deferred tax assets...............................    12,292,000     15,395,000
Valuation allowance.....................................   (12,075,000)   (15,163,000)
                                                          ------------   ------------
Net deferred taxes......................................  $          0   $          0
                                                          ============   ============

     Pursuant to the Tax Reform Act of 1986, the utilization of net operating loss and research and development tax credit carryforwards for tax purposes may be subject to an annual limitation if a cumulative change in ownership of more than 50% occurs over a three-year period.

G. CAPITALIZATION

     On October 24, 1995, the Company consummated an IPO of 2,300,000 shares of common stock at an initial public offering price of $9.50 per share (the "Offering"). The Company received net proceeds from the Offering of approximately $19,669,000. In connection with the Offering, an amendment to the Company's Certificate of Incorporation was filed to effect a five-for-one reverse stock split of each share of common stock. All share and per share information in the accompanying financial statements and conversion ratios of all series of Preferred Stock and Class A Common Stock were adjusted to reflect the reverse split. Immediately prior to the consummation of the Offering, all shares of Class A Common Stock and all series of Preferred Stock automatically converted pursuant to the Company's Certificate of Incorporation at applicable conversion rates into a total of 4,718,015 shares of common stock.

     After the conversion and immediately prior to the consummation of the Offering, the Company filed a Restated Certificate of Incorporation which authorized the issuance of 30,000,000 shares of common stock and 5,000,000 shares of Preferred Stock at $.01 par value.

     On July 1, 1997, the Company declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock. The terms of the Rights are set forth in a Rights Agreement, dated July 1, 1997, between the Company and a rights agent. The Rights generally will become exercisable and allow a holder to acquire Common Stock at a discounted price if a person or group acquires 15% or more of the outstanding shares of Common Stock of the Company. The Company is also subject to provisions of state law which will prohibit the Company from engaging in any "business combination" with a person who, together with affiliates and associates, owns 15% or more of the Company's Common Stock (an "Interested Stockholder") for a period of three years following the date that such person became an Interested Stockholder, unless the business combination is approved in a prescribed manner or certain other requirements are satisfied.

     At December 31, 1997, 1,340,510 shares of common stock are reserved for issuance under the stock option plans and 20,000 shares are reserved for issuance under common stock warrants outstanding for $7.50 per share.

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

G. CAPITALIZATION -- CONTINUED
     Prior to April 1991 certain preferred stock issuances were mandatorily redeemable, and accordingly, periodic accretion to the redemption price was charged to the deficit accumulated during the development stage.

H. STOCK OPTION PLANS

     The Company has three stock-based compensation plans. The Company applies APBO No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its plans, which requires that for certain options granted, the Company recognize as compensation expense the excess of the deemed fair value for accounting purposes of the common stock over the exercise price of the options. For the majority of options, no compensation cost has been recognized. Had compensation cost for the Company's three stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

                                                    YEAR ENDED DECEMBER 31,
                                            ---------------------------------------
                                               1995          1996          1997
                                            -----------   -----------   -----------
Net loss                As reported......   $(4,985,861)  $(5,699,555)  $(8,560,288)
                        Pro forma........   $(5,124,584)  $(6,351,247)  $(9,166,993)
Basic and diluted net
 loss per common share  As reported......   $     (3.28)  $      (.78)  $     (1.16)
                        Pro forma........   $     (3.37)  $      (.87)  $     (1.25)

     The Company has a 1989 Stock Option Plan for employees and 1992 and 1995 Stock Option Plans for members of the Company's Board of Directors. These plans provide for 1,270,000 shares to be issued to employees and 190,000 shares to be issued to Directors. These options generally vest over a three or four year period and become exercisable in part one year after date of grant and expire at the end of ten years.

     For pro forma calculations, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995, 1996 and 1997:

                                                         YEAR ENDED DECEMBER 31,
                                               -------------------------------------------
                                                   1995           1996           1997
                                               ------------   ------------   -------------
Expected volatility..........................      67%            67%             75%
Risk-free interest rates.....................   5.27-5.32%     5.32-6.49%     5.71-6.48%
Average expected life........................  4 or 5 years   4 or 5 years   4 or 5 years

     At December 31, 1997, there were 230,335 options available for future grant.

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

H. STOCK OPTION PLANS -- CONTINUED
     A summary of the status of the Company's three stock option plans as of December 31, 1995, 1996 and 1997 and changes during the years then ended is presented below:

                                               1995                  1996                   1997
                                        -------------------   -------------------   ---------------------
                                                  WEIGHTED-             WEIGHTED-               WEIGHTED-
                                                   AVERAGE               AVERAGE                 AVERAGE
                                                  EXERCISE              EXERCISE                EXERCISE
                                        SHARES      PRICE     SHARES      PRICE      SHARES       PRICE
                                        -------   ---------   -------   ---------   ---------   ---------
Outstanding at beginning of year......  326,700     $3.43     765,700     $6.34       978,375     $6.85
Granted...............................  464,700      8.22     247,800      8.53       225,300      9.46
Exercised.............................  (13,850)     2.50     (12,175)     7.50       (76,000)     4.04
Canceled..............................  (11,850)     3.87     (22,950)     7.75       (17,500)     8.14
                                        -------               -------               ---------
Outstanding at end of year............  765,700      6.34     978,375      6.85     1,110,175      7.56
                                        =======               =======               =========
Options exercisable at year-end.......  227,205               362,650                 491,692
  Weighted-average fair value of
     options granted during the
     year.............................              $4.92                 $5.15                   $6.12

     The following table summarizes information about options outstanding at December 31, 1997:

                    OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
           -------------------------------------   ----------------------------
                          WEIGHTED-
                           AVERAGE     WEIGHTED-
RANGE OF     NUMBER       REMAINING     AVERAGE      NUMBER        WEIGHTED-
EXERCISE   OUTSTANDING   CONTRACTUAL   EXERCISE    EXERCISABLE      AVERAGE
 PRICES    AT 12/31/97   LIFE (YRS)      PRICE     AT 12/31/97   EXERCISE PRICE
--------   -----------   -----------   ---------   -----------   --------------
 $0-5         146,500        2.14       $ 1.00       146,500         $ 1.00
  5-10        804,475        8.05         8.10       334,672           8.05
 10-15        159,200        9.58        10.82        10,520          13.13
            ---------                                -------
            1,110,175                                491,692
            =========                                =======

     In May 1991, all previously issued options with an exercise price of $0.70 were canceled and reissued at an exercise price of $0.35.

I. RESEARCH COLLABORATION AGREEMENTS

     In October 1994, the Company established a research and development collaboration with Janssen Pharmaceutica, N.V. ("Janssen"), a wholly owned subsidiary of Johnson & Johnson, for the discovery and development of compounds suitable for the treatment of Alzheimer's Disease and other neurodegenerative diseases. Under the terms of the agreements, the Company received an initial licensing fee and Janssen will provide research funding over a three-year research period, renewable for a fourth and fifth year. In addition, Janssen will make milestone payments to the Company upon the achievement of development and clinical benchmarks. The Company will receive a royalty on sales of marketed products and Janssen will be responsible for all development costs, including clinical trials and obtaining regulatory approval. Deferred revenue related to these agreements was $806,359 and $809,359 at December 31, 1996 and 1997, respectively. In October 1994, Johnson & Johnson Development Corporation made an equity investment in the Company.

J. RESEARCH, CLINICAL TRIAL, CONSULTING AND LICENSE AGREEMENTS

     Since beginning operations, the Company has entered into research agreements and clinical trial agreements with universities and third parties and consulting agreements with scientific advisors. The research agreements

                         GLIATECH INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

J. RESEARCH, CLINICAL TRIAL, CONSULTING AND LICENSE AGREEMENTS -- CONTINUED

require the Company to fund certain research activities, and are generally renewable on an annual basis. In return, the Company has rights to obtain and use exclusive licenses for the results of the research. Under license agreements with various universities, ownership of all patents resulting from research agreements will remain with the universities or researchers. The Company is required to incur all costs associated with applying for and maintaining the patents. The Company generally will obtain exclusive worldwide licensing rights and is required to remit fixed percentages, as defined, of the net selling price of licensed products and royalties received from sublicensees to the universities and researchers. The clinical trial agreements require the Company to fund the performance of specific clinical procedures and the cost of administering the clinical trials.

     As of December 31, 1997, minimum commitments under research, clinical trial and consulting agreements are $453,703 for 1998 ($1,162,827 at December 31, 1996).

K. LEGAL MATTERS

     In 1995, a dispute regarding inventorship of the ADCON products and the rights of Case Western Reserve University ("CWRU") to receive royalties from sales of ADCON products arose between the Company and CWRU. After extensive discussions between the Company and CWRU, a complaint was filed by the Company on September 8, 1997 in the United States District Court Northern District of Ohio, Eastern Division ("Court") against CWRU and one of its employees, requesting the Court to confirm that there was no error in the omission of the employee as a named inventor of the Company's patents. The complaint was filed in response to repeated statements to the Company and the general public made by the employee and CWRU alleging that the inventorship of the patent was in error because the employee was not named. The complaint did not seek monetary damages. In March 1998, the suit was dismissed pursuant to the terms and conditions of a Settlement Agreement between the Company and CWRU. As part of the Settlement Agreement, the Company agreed to issue a total of 200,000 shares of common stock to CWRU and the employee.

     As an agreement in principle had been reached between the Company and CWRU in 1997, the Company recorded a charge of $2,025,000 based on the fair value of the Company's common stock at that time. Since the dispute will be settled with shares (issued in 1998), the Company has recorded the offset to the charge as a component of stockholders' equity.

     The Company may from time to time be subject to various legal actions, including patent and product liability related matters, arising in the normal course of business. These matters are subject to various uncertainties, and it is always possible that some of these matters may be decided unfavorably to the Company.

NOTE L. INTERIM FINANCIAL INFORMATION (UNAUDITED)

     The consolidated balance sheet as of March 31, 1998, the related consolidated statements of operations and cash flows for the three months ended March 31, 1997 and 1998, and the statement of stockholders' equity for the three months ended March 31, 1998 (interim financial statements) have been prepared by the Company and are unaudited. The interim financial statements include all adjustments, consisting of only normal recurring adjustments necessary for a fair statement of the results of the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the interim financial statements. The interim financial statements should be read in conjunction with the Company's December 31, 1997 audited consolidated financial statements appearing herein. The results for the three months ended March 31, 1998 may not be indicative of operating results for the full year.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     6
Use of Proceeds.......................    16
Price Range of Common Stock and
  Dividend Policy.....................    16
Capitalization........................    17
Dilution..............................    17
Selected Consolidated Financial
  Data................................    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    19
Business..............................    25
Management............................    45
Principal Stockholders................    47
Underwriting..........................    48
Legal Opinions........................    49
Experts...............................    50
Available Information.................    51
Incorporation of Certain Documents by
  Reference...........................    51
Index to Consolidated Financial
  Statements..........................   F-1

======================================================
======================================================
                                1,500,000 SHARES

                                 GLIATECH LOGO

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------
                                COWEN & COMPANY

                                  FURMAN SELZ

                        VECTOR SECURITIES INTERNATIONAL,
                                      INC.

                                 JUNE 19, 1998
======================================================